As filed with the Securities and Exchange Commission on September 1, 1999
                                                     Registration No. 333-82577
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                --------------

                              AMENDMENT NO.2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                --------------

                            FOUNDRY NETWORKS, INC.
            (Exact name of registrant as specified in its charter)

                                --------------

         Delaware                    3576                    77-0431154
     (State or Other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)

                                --------------

                         680 W. Maude Avenue, Suite 3
                              Sunnyvale, CA 94086
                                (408) 530-3300
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

         Bobby R. Johnson, Jr., President and Chief Executive Officer
                            FOUNDRY NETWORKS, INC.
                              Sunnyvale, CA 94086
                                (408) 530-3300
 (Name, Address Including Zip Code, and Telephone Number Including Area Code,
                             of Agent for Service)

                                --------------
                                  Copies to:

            Joshua L. Green                        Jorge del Calvo
             David C. Lee                         Karen A. Dempsey
         Robert S. Schlossman                      Davina K. Kaile
           Russ K. Yoshinaka                        Karen M. Yan
           VENTURE LAW GROUP                PILLSBURY MADISON & SUTRO LLP
      A Professional Corporation                 2550 Hanover Street
          2800 Sand Hill Road                    Palo Alto, CA 94304
         Menlo Park, CA 94025

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                                --------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting an offer to buy +
+these securities in any state where the offer or sale is not permitted.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

 Subject to Completion, Dated September 1, 1999

 [LOGO]

--------------------------------------------------------------------------------

 5,000,000 Shares

 Common Stock


--------------------------------------------------------------------------------

 This is the initial public offering of Foundry Networks, Inc. We are offering 5,000,000 shares of our common stock. We anticipate the initial public offering price will be between $14.00 and $16.00 per share.

 Our common stock has been approved for listing on the Nasdaq National Market under the symbol "FDRY."

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                Underwriting
                            Price to            Discounts            Proceeds to
                            Public              and Commissions      Foundry Networks, Inc.
   Per share                $                   $                    $
   Total                    $                   $                    $

 We have granted the underwriters the right to purchase up to 750,000 additional shares to cover any over-allotments.

 Deutsche Banc Alex. Brown

                Merrill Lynch & Co.

                               J.P. Morgan & Co.

 The date of this prospectus is        , 1999

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  47
Principal Stockholders...................................................  57
Certain Transactions.....................................................  59
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information Available to You..................................  68
Index to Financial Statements............................................ F-1

                               ----------------


  Foundry Networks, NetIron, TurboIron and our gear logo are registered trademarks, and FastIron, BigIron and IronView are trademarks of Foundry. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                              [INSIDE FRONT COVER]

Depicted on this page are enterprise and Internet service provider networks with Foundary products.


Depicted on this page are enterprise and Internet service provider networks with Foundry products.

     The following statements appear on this page:

     . Product Breadth: A full suite of award-winning Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 products for enterprises and ISPs

     . Performance: Non-blocking, wire-speed performance that scales across the LAN, MAN and LAN/WAN

     . Intelligence: Support for unpredictable traffic flows, bandwidth intensive applications and dynamic end-user needs

     . Leading Price Points: Superior performance and network intelligence capabilities at leading price points

     . Flexible Architecture: Protects customer's networking equipment investment with a consistent hardware and software architecture

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including "Risk Factors" and the financial statements, before making an investment decision.

                                  Our Business

  Foundry Networks designs, develops, manufactures and markets a comprehensive suite of high performance networking products for enterprises and Internet service providers. Our Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 switches enable our customers to build and maintain efficient, high performance networks. Gigabit Ethernet is a networking standard that transmits data at 1,000 million bits per second. Layer 2 switches provide dedicated use of network throughput capacity, or bandwidth, while Layer 3 switches route network traffic. Layer 4-7 switches, a new generation of networking devices, provide the intelligence to control information delivery. Our products provide solutions for many types of networks, including local area networks or LANs, metropolitan area networks or MANs, and wide area networks or WANs. This product breadth allows us to provide solutions throughout a customer's network, from the geographically dispersed offices of an enterprise LAN to the core of the LAN, and from an Internet service provider's point of entry to the WAN to its network of Internet servers.

  By using customized semiconductors, known as application-specific integrated circuits, we provide switching products that offer better performance at a lower cost than traditional routers which rely on software to provide comparable functionality. Our Layer 2 and Layer 3 switches provide the bandwidth required to support the increasing use of bandwidth-intensive and Internet-based applications. Our high performance Layer 4-7 switching products allow enterprises and Internet service providers to direct traffic flow more efficiently, based on application type and end user, while also allowing Internet service providers to offer their customers differentiated, fee-based quality of service. By providing high levels of performance and network intelligence capabilities at compelling price points we provide a comprehensive solution to address the rapidly growing networking market.

  The emergence of the Internet and bandwidth-intensive applications has posed new demands on the networks of enterprises and Internet service providers. The number of Internet users and volume of network traffic have grown exponentially, with the majority of traffic now traversing LAN boundaries to WANs and the Internet. In addition, the complexity of traffic has also increased with the pervasiveness of new applications that incorporate increasing amounts of data, voice, video and graphics. To satisfy these demands, enterprises and Internet service providers require networking solutions with superior performance and intelligence capabilities, resulting in the emergence of a large market for a broad range of high performance, cost-effective switching solutions with network intelligence capabilities.

  Collaborative Research, an independent research and consulting firm specializing in the Layer 4-7 switching market, estimates in a February 1999 report that the Layer 4-7 switching market totaled $130 million in 1998 and is expected to grow to $1 billion in 2002. Dell'Oro Group, an independent networking industry research and consulting firm, estimates in a March 1999 report that the Layer 3 LAN switching market totaled $637 million in 1998 and is expected to increase to $3.9 billion in 2002.

  Our solution to address this market provides the following benefits:

    Breadth of Product Line. We are one of the few networking companies to provide a full suite of Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 products applicable to LANs, MANs and WANs, enabling us to provide solu-tions throughout a customer's network.

    Performance. Our products provide a high level of performance to allow enterprises and Internet service providers to build highly reliable networks that support unpredictable traffic flows, bandwidth-intensive applications and dynamic end-user needs.

    Intelligence. Our products provide the intelligence required to transport unpredictable traffic and bandwidth-intensive applications, which improves the performance, reliability and manageability of networks.

    Compelling Price Points. Our products are designed to offer superior per-formance and network intelligence capabilities at compelling price points.

    Flexibility of Architecture. Our products are based on a uniform hardware architecture that is compatible with all major existing network products. This allows customers to integrate our products into their networks without an extensive and expensive replacement of their existing network components.

  We sell our products through a direct sales force, resellers and an OEM. Our products have been deployed in enterprises spanning many industries, educational institutions and government agencies and in Internet service providers.

  We were incorporated in Delaware on May 22, 1996, and changed our name to Foundry Networks, Inc. on January 22, 1997. Our principal executive offices are located at 680 W. Maude Avenue, Suite 3, Sunnyvale, CA 94086. Our telephone number at that location is (408) 530-3300. References in the prospectus to "we," "our," and "us" refer to Foundry. Our web site is located at www.foundrynetworks.com. The information contained on our web site does not constitute part of this prospectus.

                                ----------------

  Unless otherwise indicated, this prospectus assumes:

  . that the underwriters have not exercised their option to purchase additional shares;

  . a three-for-two forward split of our outstanding shares of common stock and preferred stock, which was effected on August 27, 1999; and

  . conversion of all shares of preferred stock into shares of common stock upon completion of this offering.

                                  The Offering

Common stock offered by Foundry.... 5,000,000 shares
Common stock to be outstanding
 after this offering............... 55,635,929 shares
Use of proceeds.................... For working capital and general corporate purposes. See "Use of Proceeds" on page 18
                                    for more detailed information.
Nasdaq National Market symbol...... "FDRY"

  The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of June 30, 1999. This number excludes as of June 30, 1999: (1) 5,263,453 shares subject to outstanding options and 443,002 shares available for future option grants under our 1996 Stock Plan; (2) 529,500 shares subject to non-plan options; and (3) 45,000 shares subject to warrants to purchase Series A preferred stock which will convert to warrants to purchase common stock upon completion of this offering. This number also excludes 1,425,000 shares reserved for issuance under our 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan and 3,000,000 additional shares available for future option grants under our 1996 Stock Plan which were authorized in July 1999.

                             Summary Financial Data
                     (in thousands, except per share data)


                                 Period from
                                 May 22, 1996                    Six Months
                                 (Inception)    Year Ended          Ended
                                      to       December 31,       June 30,
                                 December 31, ---------------  ----------------
                                     1996      1997    1998     1998     1999
                                 ------------ ------  -------  -------  -------
                                                                 (unaudited)
Statement of Operations Data:
Revenue, net....................   $   --     $3,381  $17,039  $ 4,203  $39,487
Gross profit....................       --      1,546    8,606    2,121   21,146
Income (loss) from operations...    (2,140)   (9,129)  (9,765)  (4,443)   3,991
Net income (loss)...............    (2,013)   (9,007)  (9,352)  (4,230)   3,011
Weighted average shares used in
 computing diluted net
 income (loss) per share........                       13,488            52,320
Diluted net income (loss) per
 share..........................                      $ (0.69)          $  0.06
Weighted average shares used in
 computing pro forma
 basic net income (loss) per
 share..........................                       34,323            40,755
Pro forma basic net income
 (loss) per share...............                      $ (0.27)          $  0.07

                                                          June 30, 1999
                                                           (unaudited)
                                                  ------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                  -------  --------- -----------
Balance Sheet Data:
Cash and cash equivalents........................ $12,340   $12,340   $ 81,125
Working capital..................................  21,297    21,297     90,082
Total assets.....................................  36,453    36,453    105,238
Total stockholders' equity (deficit).............  (9,373)   21,712     90,497

  See Note 2 of the Notes to Financial Statements beginning on page F-7 for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

  The pro forma balance sheet data summarized above assumes the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering on a one-to-one basis. The pro forma as adjusted data above adjusts the pro forma amounts to reflect the application of the net proceeds from the sale of 5,000,000 shares of common stock offered by Foundry at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

We have a history of losses and may not be profitable in the future.

  We have incurred net losses of $2.0 million from inception through December 31, 1996, $9.0 million in 1997 and $9.4 million in 1998. We had net income of $3.0 million for the six months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of $17.4 million. We expect to incur increased costs and expenses related to:

  . sales and marketing, including expansion of our direct sales operation and distribution channels;

  .  product development;

  .  customer support;

  .  expansion of our corporate infrastructure; and

  .  facilities expansion.

  Our ability to remain profitable depends on our ability to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We may not be able to sustain or increase profitability on a quarterly or annual basis in the future.

We may not meet quarterly financial expectations, which could cause our stock price to decline.

  Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Delays in generating or recognizing forecasted revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall.

  We may experience a delay in generating or recognizing revenue for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenue for that quarter and are generally cancelable at any time. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the failure to ship products by the end of a quarter may negatively affect our operating results. Our reseller agreements typically provide that the reseller may delay scheduled delivery dates without penalty. Further, our customer purchase orders and reseller agreements sometimes provide that the customer or reseller may cancel orders within specified time frames without significant penalty.

  We also plan to significantly increase our operating expenses to expand our sales and marketing efforts, expand our customer support capabilities, finance increased levels of research and development, build our operational and administrative infrastructure and obtain a larger facility. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any shortfall in revenue relative to our expectations could cause a significant decline in our quarterly operating results.

Intense competition in the market for network solutions could prevent us from increasing revenue and sustaining profitability.

  The market for network solutions is intensely competitive. In particular, Cisco maintains a dominant position in this market and several of its products compete directly with our products.

  We also compete with other large public companies, such as 3Com and Nortel Networks, as well as other smaller public and private companies. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases than we do. Additionally, we may face competition from unknown companies and emerging technologies that may offer new LAN, MAN and LAN/WAN solutions to enterprises and Internet service providers.

  In order to remain competitive, we must, among other things, invest significant resources in developing new products with superior performance at lower prices than our competitors. We must also enhance our current products and maintain customer satisfaction. If we fail to do so, our products may not compete favorably with those of our competitors and our revenue and profitability could suffer. See "Business--Competition" on page 44 for more detailed information regarding our competitors.

Our ability to increase our revenue depends on expanding our North American direct sales operation and reseller distribution channels and continuing to provide excellent customer support.

  Our inability to effectively expand, train and retain our domestic sales and support staff or establish our indirect distribution channels could harm our ability to grow and increase revenue. Our expansion of our direct sales operation may not be successfully completed and the cost of our expansion may exceed the revenue generated. In addition, we have recently increased our sales force in advance of sales, and if this increase does not result in an increase in sales, our business may suffer.

  If we fail to develop relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer.

  We need to increase our customer service and support staff to support new and existing customers and resellers. The design and installation of networking products can be complex and our customers, particularly our Internet service provider customers, require a high level of sophisticated support and services. Hiring highly trained customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products. See "Business--Sales and Marketing" on page 41 and "Business--Customer Service and Support" on page 42 for more detailed information regarding our sales and customer support operations.

If we fail to introduce new products with superior performance in a timely manner, our ability to sustain and increase our revenue could suffer.

  The current life cycle of our products is typically 18 to 24 months. To remain competitive, we need to introduce new products in a timely manner that offer substantially greater performance and support a greater number of users per device, all at lower price points. We have experienced, and may in the future experience, delays in developing and releasing new products and product enhancements. This has led to, and may in the future lead to, delayed sales, increased expenses and lower quarterly revenue than anticipated. During the development of our products, we have also experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions. In addition, when we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. This could harm our operating results by decreasing sales, increasing our inventory levels of older products and exposing us to greater risk of product obsolescence.

We depend on large purchases from a few significant customers, and any loss, cancellation or delay in purchases by these customers could cause a shortfall in revenue.

  To date, a limited number of customers and resellers have accounted for a significant portion of our revenue. If any of these customers stop or delay purchases, our revenue and profitability could suffer. In 1998, Mitsui & Co. (U.S.A.) accounted for 21% of our revenue. For the six months ended June 30, 1999, America Online, Hewlett-Packard and Mitsui accounted for 17%, 15% and 10% of our revenue, respectively.

  While our financial performance depends on large orders from a few significant customers and resellers, we do not have binding commitments from any of them. For example:

  .  our reseller agreements generally do not require minimum purchases;

  . our customers can stop purchasing and our resellers can stop marketing our products at any time;

  . our reseller agreements generally are not exclusive and are for one year terms, with no obligation of the resellers to renew the agreements; and

  . our reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period.

  Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from customers and resellers, or the loss of any significant customer or reseller could harm our business. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers.

Our success depends upon sales to Internet service providers, whose unpredictable demands, requirements and business models subject us to potential adverse revenue fluctuations.

  We have recently introduced products specifically targeted at the Internet service provider market and currently have under development other products to address their requirements. As a result, our success depends on increased sales to Internet service providers. Although we expect these sales to increase, we believe that there are a number of risks arising from doing business with Internet service providers which may not arise in our relationships with our other customers, including:

  . Internet service providers demonstrate a low level of brand loyalty and may switch to another supplier which provides superior performance;

  . any failure of an Internet service provider's service to its customers, particularly in the case of our largest Internet service provider customer, America Online, that is correctly or incorrectly attributed to our products could lead to substantial negative publicity and undermine our efforts to increase our sales in both this market and other markets;

  . we may lose Internet service provider customers if they fail due to the highly competitive nature of their business or if they do not survive as a result of mergers and acquisitions in the Internet service provider industry; and

  . if the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the growth of the market for Internet infrastructure equipment may not continue and the demand for our products could decline.

  Due to these factors, we may not successfully increase our penetration of the Internet service provider market or maintain our current level of sales in this market.

Hewlett-Packard is a major customer and our sole OEM, and the termination of our relationship with Hewlett-Packard could harm our business.

  For the six months ended June 30, 1999, Hewlett-Packard, currently our sole OEM, accounted for 15% of our revenue, and we anticipate that it will continue to account for a significant percentage of our revenue. In addition to providing revenue through sales of our products to Hewlett-Packard, we believe that this relationship is important to facilitate broad market acceptance of our products and enhance our sales, marketing and distribution capabilities. Therefore, in addition to directly affecting our revenue, the cancellation of our agreement with Hewlett-Packard could harm our ability to market and sell our products to potential customers.

  In addition, if we were to default under conditions specified in the agreement, Hewlett-Packard could use our source code to develop and manufacture competing products. This could harm our performance and ability to compete.

  This agreement creates the potential that we and Hewlett-Packard may compete for sales to the same customer. If this situation occurs, it could harm our relationship with Hewlett-Packard and also harm our business. See "Business-- Sales and Marketing" on page 41 for a discussion of the material terms of our agreement with Hewlett-Packard.

We expect the average selling prices of our products to decrease which may reduce gross margins or revenue.

  Our industry has experienced rapid erosion of average product selling prices due to a number of factors, particularly competitive pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We also anticipate that the average selling prices of our products will decrease in response to competitive pressures, increased sales discounts, new product introductions by our competitors or other factors.

If we are unable to hire additional qualified personnel as necessary or if we lose key personnel, we may not be able to successfully manage our business or achieve our objectives.

  We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and manufacturing personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees in the timeframe we desire, particularly engineers. We may not succeed in identifying, attracting and retaining personnel. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as timely product introductions. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have received one claim like this from another company and we may receive additional claims in the future. We could incur substantial costs in defending ourselves against any such claims, regardless of the merits of such claims.

  Our success also depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on Bobby R. Johnson, Jr., President, Chief Executive Officer and Chairman of the Board, and H. Earl Ferguson, Vice President, Hardware Engineering. We do not have employment contracts or key person life insurance covering any of our personnel.

Our ability to increase our international sales is subject to a number of risks we do not control.

  Our success will depend, in part, on increasing international sales and expanding our international operations. Our international sales primarily depend on our resellers, including Boreal and Mitech in Europe, Mitsui in Japan and Samsung in Korea. Although we expect international revenue to increase as a percentage of our total revenue, the failure of our resellers to sell our products internationally would limit our ability to sustain and grow our revenue. In particular, our revenue from international sales depends on Mitsui's ability to sell our products and on the strength of the Japanese economy which has been weak in recent years.

  There are a number of risks arising from our international business, including:

  . potential recessions in economies outside the United States, such as Japan;

  .  longer accounts receivable collection cycles;

  .  difficulties in managing operations across disparate geographic areas;

  . difficulties associated with enforcing agreements through foreign legal systems;

  .  import or export licensing requirements;

  .  potential adverse tax consequences; and

  .  unexpected changes in regulatory requirements.

  Our international sales currently are denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive on a price basis in international markets. In the future, we may elect to invoice some of our international customers in local currency, which could subject us to fluctuations in exchange rates between the U.S. dollar and the local currency.

  In January 1999, the new "Euro" currency was introduced in European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. Because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency, we cannot determine the effect this will have on our business.

Our reliance on single or limited sources for key components may inhibit our ability to meet customer demand.

  We currently purchase several key components used in our products from single or limited sources and depend on supply from these sources to meet our needs. Our principal suppliers of key components include Celestica-Asia, Texas Instruments, Toshiba, Hewlett-Packard, Molex and Intel. We acquire these components through purchase orders and have no long-term commitments regarding supply or price from these suppliers. We may encounter shortages and delays in obtaining components in the future which could impede our ability to meet customer orders. Our principal limited-sourced components include:

  . dynamic and static random access memories, commonly known as DRAMs and SRAMs;

  .  printed circuit boards; and

  .  microprocessors.

  We depend on anticipated product orders to determine our material requirements. Lead times for single- or limited-sourced materials and components can be as long as six months, vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, we may have either excess or inadequate inventory of materials and components, which could negatively affect our operating results and financial condition. From time to time, we have experienced shortages in allocations of components, resulting in delays in filling orders. See "Business --Manufacturing," on page 43 for a discussion of components supplied by a single supplier.

Our reliance on third-party manufacturing vendors to manufacture our products may cause a delay in our ability to fill orders.

  We currently subcontract substantially all of our manufacturing to two companies, Celestica-Asia, located in San Jose, California, which assembles and tests our printed circuit boards, and Hadco Corporation, located in Santa Clara, California, which assembles and tests our backplane products. We do not have long-term contracts with either of these manufacturers. We have experienced delays in product shipments from our contract manufacturers, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior quality and insufficient quantity of product, any of which could harm our business and operating results. We intend to regularly introduce new products and product enhancements, which will require us to rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. We attempt to increase our material purchases, contract manufacturing capacity and internal test and quality functions to meet anticipated demand. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of either of our contract manufacturers, or the ability to obtain raw materials, could cause a delay in our ability to fulfill orders.

Due to the lengthy sales cycles of some of our products, the timing of our revenue is difficult to predict and may cause us to miss our revenue expectations.

  Some of our products have a relatively high sales price, and often represent a significant and strategic decision by an enterprise or Internet service provider. As a result, the length of our sales cycle in these situations can be as long as 12 months and may vary substantially from customer to customer. While our customers are evaluating our products and before they may place an order with us, we may incur substantial sales and marketing expenses and expend significant management effort. Consequently, if sales forecasted from a specific customer for a particular quarter are not realized in that quarter, we may not meet our revenue expectations.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of our products.

  Our success depends in part on both the adoption of industry standards for new technologies in our market and our products' compliance with industry standards. Many technological developments occur prior to the adoption of the related industry standard. The absence of an industry standard related to a specific technology may prevent market acceptance of products using the technology. For example, we introduced Gigabit Ethernet products in May 1997, over a year prior to the adoption of the industry standard for this technology. We intend to develop products using other technological advancements, such as 10 Gigabit Ethernet, and may develop these products prior to the adoption of industry standards related to these technologies. As a result, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. Further, we may develop products that do not comply with the eventual industry standard, which could hurt our ability to sell these products. If the industry evolves to new standards, we may not be able to successfully design and manufacture new products in a timely fashion that meet these new standards. Even after industry standards are adopted, the future success of our products depends upon widespread market acceptance of their underlying technologies.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses and lost sales and be subject to product liability claims.

  Our products are complex and may contain undetected defects or errors, particularly when first introduced or as new enhancements and versions are released. Despite our testing procedures, these defects and errors may be found after commencement of commercial shipments. Any defects or errors in our products discovered in the future or failures of our customers' networks, whether caused by our products or another vendors' products could result in:

  .  negative customer reactions;

  .  product liability claims;

  .  negative publicity regarding us and our products;

  .  delays in or loss of market acceptance of our products;

  .  product returns;

  .  lost sales; and

  .  unexpected expenses to remedy errors.

Continued rapid growth will strain our operations and will require us to incur costs to upgrade our infrastructure.

  We have experienced rapid growth which has placed, and continues to place, a significant strain on our resources. For example, we had 131 full-time employees as of June 30, 1999 compared to 55 full-time employees as of June 30, 1998, an increase of 138%. Our management team has limited experience managing rapidly growing companies on a public or private basis. As a result, we may make mistakes in operating our business, such as inaccurately forecasting our sales, which may result in unanticipated fluctuations in our operating results. To accommodate anticipated growth, we must:

  . improve existing and implement new operational and financial systems, procedures and controls;

  . hire, train and manage additional qualified personnel, including in the near future, a significant number of new sales personnel; and

  . effectively manage multiple relationships with our customers, suppliers and other third parties.

  Our current or planned personnel systems, procedures and controls may not be adequate to support our future operations. Any delay in the implementation of or disruption in the transition to new or enhanced systems, procedures or controls, could harm our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis.

If we fail to lease adequate additional space, our ability to expand our business could suffer.

  We believe that by the end of 1999, we will need additional space to accommodate our growth. The commercial real estate market in the San Francisco Bay Area is volatile and unpredictable in terms of available space, rental fees, occupancy rates and preferred locations. If we fail to lease new space on reasonable terms, our ability to expand our business may be negatively affected or our operating results could be harmed. In addition, if not handled appropriately, the transition to a new facility could disrupt our operations. See "Business--Facilities" on page 46 for a discussion of the facilities leased by us.

Failure to comply with domestic, foreign or international regulations could prevent us from selling our products.

  In the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop may be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunication Union. If we do not comply with existing or evolving standards and regulations or if we fail to obtain timely domestic or foreign regulatory approvals or certificates, we would not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenue or maintaining profitability.

We may engage in future acquisitions that could result in the dilution of our stockholders, cause us to incur substantial expenses and harm our business if we cannot successfully integrate the acquired business, products, technologies or personnel.

  As part of our business strategy, we may review acquisition prospects that would complement our existing business or enhance our technological capabilities. Future acquisitions by us could result in large and immediate write-offs, the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could negatively affect our results of operations. Furthermore, acquisitions involve numerous risks and uncertainties, including:

  . difficulties in the assimilation of products, operations, personnel and technologies of the acquired companies;

  .  diversion of management's attention from other business concerns;

  . risks of entering geographic and business markets in which we have no or limited prior experience; and

  .  potential loss of key employees of acquired organizations.

  Although we do not currently have any agreements or plans with respect to any material acquisitions, we may make acquisitions of complementary businesses, products or technologies in the future. We may not be able to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and our failure to do so could harm our business.

We may need additional capital to fund our future operations which may not be available to us on favorable terms when required or at all.

  We believe that our existing working capital together with the proceeds from this offering and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we could be required to raise substantial additional capital. Additional capital, if required, may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, these securities would have rights, preferences and privileges senior to holders of common stock and the terms of debt securities could impose restrictions on our operations.

Problems arising from use of our products together with other vendors' products could disrupt our business and harm our financial condition.

  Our customers generally use our products together with products from other vendors. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems.

If we fail to protect our intellectual property, our business and ability to compete could suffer.

  Our success and ability to compete are substantially dependent upon our internally developed technology and know-how. We do not own any patents nor do we have any patent applications pending. We may not have taken actions that adequately protect our intellectual property rights.

  We provide software to customers under license agreements included in the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use certain technologies in the future.

  Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the networking markets have extensive patent portfolios with respect to networking technology, while we do not currently own any patents or have any patent applications pending.

  We recently received a letter from Resonate, Inc. alleging that our ServerIron products infringe one of its patents. Although we intend to contest this claim vigorously, these kinds of disputes are subject to inherent uncertainties and, therefore, we cannot assure you that we will prevail in our objection to this claim, nor can we assure you that this dispute will not result in litigation or that an adverse result or judgment will not adversely affect our financial condition.

  From time to time, other third parties, including leading companies, have asserted against others and may assert against us exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. Third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business could be harmed.

Our stock price may be extremely volatile and you may not be able to resell your shares at or above the offering price.

  Equity markets, particularly the market for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline. In addition, the market price of our common stock is likely to be highly volatile. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This litigation could result in substantial costs and a diversion of management's attention and resources.

Our year 2000 compliance efforts may involve significant time and expense, and our business could suffer if we, our customers, resellers, suppliers, contract manufacturers, service providers or other third parties do not adequately address year 2000 risks.

  Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond 2000. As a result, the networks which incorporate our products and our own internal networks could fail, leading to disruptions in operations and business activities. As a result of the year 2000 problem, we believe that we face potential risks which could harm our business in the following areas:

  . disruption in our customer relationships or in our sales efforts because of failures of our customers' networks which are correctly or incorrectly attributed to the non-compliance of our products;

  . claims from our customers based on alleged breach of warranties concerning the year 2000 compliance of our products;

  . disruption of our business resulting from failure of systems we use to run our business;

  . disruption of our business resulting from failure of systems used by our suppliers, customers and potential customers; and

  . the potential reduced spending by companies on networking solutions as a result of significant information systems spending on year 2000 remediation.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" on page 30 for more detailed information regarding our year 2000 compliance efforts.

Our executive officers and directors will continue to have substantial control over Foundry after the offering which could delay or prevent a merger or other change in control of Foundry.

  Our executive officers, directors and entities affiliated with them will, in the aggregate, will beneficially own approximately 49% of our outstanding common stock upon completion of this offering. These stockholders, if acting together, would be able to significantly influence the election of directors and all other matters requiring approval by our stockholders. This concentration of voting control could have the effect of delaying or preventing a merger or other change in control, even if it would benefit our other stockholders. See "Principal Stockholders" on page 57 for more detailed information regarding share ownership of our officers and directors.

Some provisions of our charter documents may have anti-takeover effects that could discourage a change in control, even if an acquisition would be beneficial to our stockholders.

  Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. See "Description of Capital Stock-- Delaware Anti-Takeover Law and Charter and Bylaw Provisions" on page 62 for more information regarding anti-takeover matters.

Future sales of our common stock may depress our stock price.

  Upon completion of this offering, we will have 55,635,929 shares of common stock outstanding. All the shares sold in this offering can be freely traded. The remaining 50,635,929 shares of common stock outstanding after this offering are subject to lock-up agreements that prohibit the sale of the shares for 180 days after the date of this prospectus. Immediately after the 180 day lock-up period, 46,711,010 of these shares will become available for sale. The remaining shares of our common stock will become available at various times thereafter upon the expiration of one-year holding periods and/or the lapse of our repurchase option. Sales of a substantial number of shares of common stock in the public market after this offering or after the expiration of the lock-up and holding periods could cause the market price of our common stock to decline. See "Shares Eligible for Future Sale" on page 64 for a discussion of potential future sales of our common stock.

The purchasers in the offering will immediately experience substantial dilution in net tangible book value.

  The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. As a result, purchasers of shares will experience immediate and substantial dilution of approximately $13.37 in net tangible book value per share, or approximately 89% of an assumed offering price of $15.00 per share. In contrast, existing stockholders paid an average price of $0.68 per share.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. You should not rely on these forward-looking statements which apply only as of the date of the prospectus. These statements refer to our future plans, objectives, expectations and intentions. We use words such as "believe," "anticipate," "expect," "will," "intend," "estimate" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the 5,000,000 shares being offered by us at an assumed initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be $68.8 million, or $79.2 million if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including increased spending on sales and marketing, customer support, research and development, expansion of our operational and administrative infrastructure, and the leasing of additional facilities. Specific amounts for these purposes have not yet been determined. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. However, we have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of its business and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, our credit agreement prohibits the payment of cash dividends.

                                 CAPITALIZATION

  The following table shows:

  .    our actual capitalization as of June 30, 1999;

  . our capitalization as of that date on a pro forma basis to give effect to the conversion of all preferred stock outstanding at June 30, 1999 into common stock, on a one-to-one basis, upon the completion of this offering; and

  . our capitalization on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                                         June 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                   (in thousands, unaudited)
Bank line of credit............................. $ 2,000   $ 2,000    $ 2,000
                                                 -------   -------    -------
Current portion of capital lease obligations....      90        90         90
                                                 -------   -------    -------
Redeemable convertible preferred stock, $0.0001
 par value per share, 22,750,431 shares
 authorized, 22,674,885 issued and outstanding,
 actual; 5,000,000 shares authorized, none
 issued or outstanding pro forma and pro forma
 as adjusted....................................  31,085        --         --
                                                 -------   -------    -------
Stockholders' equity (deficit):
 Common stock, $0.0001 par value per share,
  75,000,000 shares authorized, 27,961,044
  shares issued and outstanding, actual;
  200,000,000 shares authorized, 50,635,929
  shares issued and outstanding pro forma;
  200,000,000 shares authorized and 55,635,929
  shares issued and outstanding pro forma as
  adjusted......................................       3         5          6
Treasury stock..................................      (4)       (4)        (4)
Additional paid-in capital......................  22,252    53,335    122,119
Notes receivable from stockholders..............    (859)     (859)      (859)
Deferred stock compensation..................... (13,404)  (13,404)   (13,404)
Accumulated deficit............................. (17,361)  (17,361)   (17,361)
                                                 -------   -------    -------
 Total stockholders' equity (deficit)...........  (9,373)   21,712     90,497
                                                 -------   -------    -------
   Total capitalization......................... $23,802   $23,802    $92,587
                                                 =======   =======    =======

  The number of shares of capital stock referenced above excludes as of June 30, 1999: (1) 5,263,453 shares subject to outstanding options and 443,002 shares available for future option grants under our 1996 Stock Plan; (2) 529,500 shares subject to non-plan options; and (3) 45,000 shares subject to warrants to purchase Series A preferred stock which will convert to warrants to purchase common stock upon completion of this offering. This number also excludes 1,425,000 shares reserved for issuance under our 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan and 3,000,000 additional shares available for future option grants under our 1996 Stock Plan which were authorized in July 1999. See Note 5 of Notes to Financial Statements beginning on page F-13 for more information regarding our equity structure.

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

  Our pro forma net tangible book value at June 30, 1999, was approximately $21.7 million, or $0.43 per share, based on 50,635,929 shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

  After giving effect to the sale of the 5,000,000 shares of common stock by us at an assumed initial public offering price of $15.00 per share (less the estimated underwriting discounts and commissions and estimated offering expenses payable by us), our pro forma as adjusted net tangible book value at June 30, 1999, would be $90.5 million, or $1.63 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $1.20 per share to existing stockholders and an immediate dilution of $13.37 per share to new investors, or approximately 89% of an assumed initial public offering price of $15.00 per share.

The following table illustrates this per share dilution:

   Assumed initial public offering price per share...............       $15.00
     Pro forma net tangible book value per share before the
      offering................................................... $0.43
     Increase attributable to new investors......................  1.20
                                                                  -----
   Pro forma as adjusted net tangible book value after the
    offering.....................................................         1.63
                                                                        ------
   Dilution per share to new investors...........................       $13.37
                                                                        ======

  The following table summarizes, on a pro forma basis as of June 30, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

                            Shares Purchased  Total Consideration
                           ------------------ -------------------- Average Price
                             Number   Percent    Amount    Percent   Per Share
                           ---------- ------- ------------ ------- -------------
Existing stockholders..... 50,635,929   91.0% $ 34,368,137   31.4%    $ 0.68
New investors.............  5,000,000    9.0    75,000,000   68.6      15.00
                           ----------  -----  ------------  -----
  Totals.................. 55,635,929  100.0% $109,368,137  100.0%
                           ==========  =====  ============  =====

  The information in the table is based upon an assumed initial public offering price of $15.00 per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us. The information concerning existing stockholders is based on the number of shares of common stock outstanding on June 30, 1999 and gives effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering. The information presented with respect to existing stockholders excludes as of June 30, 1999: (1) 5,263,453 shares subject to outstanding options and 443,002 shares available for future option grants under our 1996 Stock Plan; (2) 529,500 shares subject to non-plan options; and (3) 45,000 shares subject to warrants to purchase Series A preferred stock which will convert to warrants to purchase common stock upon completion of this offering. This information also excludes 1,425,000 shares reserved for issuance under our 1999 Directors' Stock Option Plan and 1999 Employee Stock Purchase Plan and 3,000,000 additional shares available for future option grants under our 1996 Stock Plan which were authorized in July 1999. The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. See Note 5 of Notes to Financial Statements beginning on page F-13 for more information regarding our equity structure.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

  The selected financial data set forth below should be read together with the financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained in this prospectus. The selected balance sheet data at December 31, 1997 and 1998 and the selected statement of operations data for the period from inception of Foundry, May 22, 1996, until December 31, 1996 and for the years ended December 31, 1997 and 1998 are derived from, and qualified by reference to, our audited financial statements and notes thereto included elsewhere in this prospectus. The selected balance sheet data at December 31, 1996 is derived from Foundry's audited balance sheet not included herein. The selected balance sheet data at June 30, 1999 and the selected statement of operations data for the six months ended June 30, 1998 and 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on a basis consistent with the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of such data. The historical results of operations are not necessarily indicative of results to be expected for any subsequent period.


                                Period from                        Six Months
                                May 22, 1996     Year Ended           Ended
                               (Inception) to   December 31,        June 30,
                                December 31,   ----------------  ----------------
                                    1996        1997     1998     1998     1999
                                ------------   -------  -------  -------  -------
                                                                   (unaudited)
Statement of Operations Data:
Revenue, net..................    $    --      $ 3,381  $17,039  $ 4,203  $39,487
Cost of revenue...............         --        1,835    8,433    2,082   18,341
                                  -------      -------  -------  -------  -------
  Gross profit................         --        1,546    8,606    2,121   21,146
Operating expenses:
 Research and development.....      1,914        5,403    8,797    3,250    3,625
 Sales and marketing..........         --        3,419    7,258    2,745    6,973
 General and administrative...        226        1,853    1,589      569    1,655
 Amortization of deferred
  stock compensation..........         --           --      727       --    4,902
                                  -------      -------  -------  -------  -------
  Total operating expenses....      2,140       10,675   18,371    6,564   17,155
                                  -------      -------  -------  -------  -------
Income (loss) from opera-
 tions........................     (2,140)      (9,129)  (9,765)  (4,443)   3,991
Interest income, net..........        127          122      413      213       24
                                  -------      -------  -------  -------  -------
Income (loss) before provision
 for income taxes.............     (2,013)      (9,007)  (9,352)  (4,230)   4,015
Provision for income taxes....         --           --       --       --    1,004
                                  -------      -------  -------  -------  -------
Net income (loss).............    $(2,013)     $(9,007) $(9,352) $(4,230) $ 3,011
                                  =======      =======  =======  =======  =======
Basic net income (loss) per
 share........................    $ (0.99)     $ (1.33) $ (0.69) $ (0.35) $  0.17
Diluted net income (loss) per
 share........................    $ (0.99)     $ (1.33) $ (0.69) $ (0.35) $  0.06
Weighted average shares--
 basic(a).....................      2,024        6,785   13,488   12,044   18,246
Weighted average shares--
 diluted(a)...................      2,024        6,785   13,488   12,044   52,320

Pro forma basic net income
 (loss) per share.............                          $ (0.27)          $  0.07
Weighted average shares--pro
 forma basic(a)...............                           34,323            40,755

                                              December 31,          June 30,
                                      ---------------------------  -----------
                                       1996      1997      1998       1999
                                      -------  --------  --------  -----------
                                                                   (unaudited)
Balance Sheet Data:
Cash and cash equivalents............ $ 3,823  $  3,182  $  4,567    $12,340
Working capital......................   3,505     4,076    10,663     21,297
Total assets.........................   4,557     6,988    19,238     36,453
Long term obligations, less current
 portion.............................     344       178       --         --
Total stockholders' deficit..........  (1,903)  (10,509)  (18,926)    (9,373)

--------
(a) See Note 2 of the Notes to Financial Statements beginning on page F-7 for an explanation of the determination of the number of shares and share equivalents used in computing per share amounts.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  Foundry designs, develops, manufactures and markets a comprehensive suite of high performance networking products for enterprises and Internet service providers. From our inception in May 1996 through April 1997, we were engaged primarily in research and development activities and did not generate any revenue. A substantial portion of our operating expenses during this period was related to the design and development of our custom ASICs, software development and testing prototype designs. We commenced commercial shipments of our FastIron workgroup Layer 2 switch in May 1997, the initial product released in our family of stackable products. We shipped NetIron, our first generation Layer 3 switch, in June 1997. During the second quarter of 1998, we shipped the first products in our Layer 4-7 ServerIron family. We shipped BigIron, our second generation of midsize and large-scale chassis-based products, in the third quarter of 1998. Since the first quarter of 1998, our revenue has increased every quarter, and we were profitable for the first two quarters of 1999, although we cannot assure you that these results will be indicative of future performance.

  We derive our revenue substantially from sales of our stackable and chassis-based products, including fees for customer support services related to our products. We market and sell our products primarily through a direct sales and marketing organization and, to a lesser extent through resellers and through our OEM relationship with Hewlett-Packard. We have sales representatives in the United States, Canada, France, Germany, Taiwan and the United Kingdom. We have made significant investments to expand our international operations and expect international revenue to increase as a percentage of total revenue. Currently, all of our international sales are denominated in U.S. dollars. We generally recognize product revenue upon shipment to customers. Revenue from customer support services is deferred and recognized on a straight-line basis over the contractual period.

  We expect the average selling price of our products to decline due to a number of factors, including competitive pricing pressures and rapid technological changes. Our gross margins may be affected by price declines if we are unable to reduce costs. Furthermore, our gross margins may be affected by fluctuations in manufacturing volumes, component costs, the mix of product configurations sold and the mix of distribution channels through which our products are sold. We generally realize higher gross margins on direct sales to the end user than on sales through resellers or our OEM. Any significant shift in revenue through resellers or our OEM, or the loss of any large customer, reseller or our OEM, could harm our gross margins, operating results and financial condition.

  We rely on two third-party manufacturing vendors that produce different assemblies for our products. Prior to the first quarter of 1999, we performed final assembly, testing, quality assurance, manufacturing engineering, documentation control and repairs of our products at our Sunnyvale facility. In the first quarter of 1999, we began transitioning assembly and testing functions from our Sunnyvale facility to one of our manufacturing partners. We expect to realize lower costs and higher volume efficiencies as a result of this transition. However, these price reductions may not occur or this manufacturer may not adequately fulfill its obligations. The failure to obtain cost reductions or this manufacturer's failure to meet its obligations could harm our gross margins and operating results.

  In connection with the grant of stock options to employees, we recorded deferred stock compensation of $4.7 million in 1998 and $14.3 million for the six months ended June 30, 1999, representing the difference between the exercise price and the deemed fair market value of our common stock on the date these stock options were granted. This amount is included as an increase in stockholders' deficit and is being amortized to operations ratably over the respective vesting periods. We recorded amortization of deferred stock compensation expense of approximately $727,000 for the year ended December 31, 1998 and $4.9 million for the six months ended June 30, 1999. At June 30, 1999 we had approximately $13.4 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years. The amortization expense relates to options granted to employees and directors.

  Since inception we have incurred significant losses and, as of June 30, 1999, we had an accumulated deficit of $17.4 million. These losses have resulted primarily from our activities to develop our products, establish brand recognition and to develop our sales channels.

Results of Operations

  The following table sets forth selected items from our statement of operations as a percentage of revenue for the periods indicated:

                                                                Six Months
                                               Year Ended          Ended
                                              December 31,       June 30,
                                              --------------   --------------
                                               1997    1998     1998    1999
                                              ------   -----   ------   -----
                                                               (unaudited)
Revenue, net.................................  100.0%  100.0%   100.0%  100.0%
Cost of revenue..............................   54.3    49.5     49.5    46.4
                                              ------   -----   ------   -----
 Gross profit................................   45.7    50.5     50.5    53.6
                                              ------   -----   ------   -----
Operating expenses:
 Research and development....................  159.8    51.6     77.3     9.2
 Sales and marketing.........................  101.1    42.6     65.3    17.6
 General and administrative..................   54.8     9.3     13.6     4.2
 Amortization of deferred stock
  compensation...............................     --     4.3       --    12.4
                                              ------   -----   ------   -----
  Total operating expenses...................  315.7   107.8    156.2    43.4
                                              ------   -----   ------   -----
Income (loss) from operations................ (270.0)  (57.3)  (105.7)   10.2
Interest income, net.........................    3.6     2.4      5.1     --
                                              ------   -----   ------   -----
Income (loss) before provision for income
 taxes....................................... (266.4)  (54.9)  (100.6)   10.2
Provision for income taxes...................     --      --       --     2.5
                                              ------   -----   ------   -----
Net income (loss)............................ (266.4)% (54.9)% (100.6)%   7.7%
                                              ======   =====   ======   =====

Six Months Ended June 30, 1999 and 1998

  Revenue. Revenue increased to $39.5 million for the six months ended June 30, 1999 from $4.2 million for the six months ended June 30, 1998. The increase in revenue was primarily due to the introduction of our BigIron products in the third quarter of 1998 and, to a lesser degree, the introduction of our ServerIron products in the second quarter of 1998. Our product introductions coincided with broad market acceptance of Gigabit Ethernet technology resulting from the adoption of the Gigabit Ethernet standard in June 1998.

  For the six months ended June 30, 1999, sales to America Online, Hewlett-Packard and Mitsui accounted for 17%, 15% and 10% of revenue. Hewlett-Packard is both an OEM and an end user.

  Cost of revenue. Cost of revenue consists primarily of material, labor, overhead and warranty costs. Cost of revenue increased to $18.3 million for the six months ended June 30, 1999 from $2.1 million for the six months ended June 30, 1998, primarily due to the related increase in revenue. As a percentage of revenue, cost of revenue was 46.4% for the six months ended June 30, 1999 and 49.5% for the six months ended June 30, 1998. The decrease as a percentage of revenue is primarily due to a change in the mix of products sold. Included in the cost of revenue is the provision for excess and obsolete inventory. We provide the excess and obsolete inventory reserve based upon a specific quarterly analysis of units on hand by product subcomponent type. This analysis incorporates historical reserve requirements, current sales trends and subsequent write-offs. The provision for excess and obsolete inventory was $1.1 million for the six months ended June 30, 1999 and $34,000 for the six months ended June 30, 1998. The increase in the provision is primarily due to increased inventory levels and, specifically, an increase in evaluation units. Increased evaluation units accounted for $725,000 of the provision for excess and obsolete inventory for the six months ended June 30, 1999. A reserve for evaluation units is recorded because such units are generally outstanding for extended periods of time and may be lost, damaged or require significant refurbishment upon completion of the evaluation. Also included in the cost of revenue are warranty costs which were $1,212,000 for the six months ended June 30, 1999 compared to $66,000 for the six months ended June 30, 1998. This increase is due to the significant increase in revenue in 1999. We have incurred $500,000 charge-offs during the six months ended June 30, 1999.

  Gross profit. Gross profit increased to $21.1 million for the six months ended June 30, 1999 from $2.1 million for the six months ended June 30, 1998, primarily due to a significant increase in revenue. As a percentage of revenue, gross profit was 53.6% for the six months ended June 30, 1999 and 50.5% for the six months ended June 30, 1998. We expect gross profit, as a percentage of revenue, to fluctuate from period to period primarily due to the mix of products sold.

  Research and development. Research and development expenses consist primarily of salaries and related personnel expenses, prototype expenses related to the development of our ASICs, software development and testing costs, and the depreciation of property and equipment related to research and development activities. Research and development expenses increased to $3.6 million for the six months ended June 30, 1999 from $3.3 million for the six months ended June 30, 1998, primarily due to the addition of engineering personnel and related costs. Research and development costs are expensed as incurred. As a percentage of revenue, research and development expenses decreased from 77.3% to 9.2% because of the significant increase in revenue. We believe continued investment in product enhancements and new product development is critical to attaining our strategic objectives, and as a result, we expect research and development expenses to continue to increase in absolute dollars.

  Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as trade shows, advertising, promotional expenses and the cost of facilities. Sales and marketing expenses increased to $7.0 million for the six months ended June 30, 1999 from $2.7 million for the six months ended June 30, 1998, primarily due to the addition of sales and marketing personnel and increased commission expenses resulting from significantly higher sales. As a percentage of revenue, sales and marketing expenses decreased from 65.3% to 17.6% because of the significant increase in revenue. We expect these expenses to increase significantly in absolute dollars as we continue to build our field sales and support organizations and expand sales and marketing activities in the future.

  General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, facilities expenses and other general corporate expenses. General and administrative expenses increased to $1.7 million for the six months ended June 30, 1999 from $569,000 for the six months ended June 30, 1998, primarily due to an increase in the allowance for doubtful accounts, the addition of personnel necessary to support the increase in revenue and general corporate expenses consistent with the increased scale of operations. The provision for doubtful accounts for the six months ended June 30, 1999 was $675,000 compared to $89,000 for the six months ended June 30, 1998. The increase in this provision is attributable to the increase in revenue and the corresponding increase in accounts receivable. Specifically, as of June 30, 1999, $7.8 million of our accounts receivable were greater than 30 days outstanding. Our provision for doubtful accounts is based on a specific credit review using the collection history of our customers and the aging of account balances. We expect general and administrative expenses to continue to increase in absolute dollars as we continue to build the infrastructure necessary to support the growth of our business and operate as a public company.

  Interest income. Interest income is the net result of the interest earned on the funds we keep on deposit in an interest bearing account less any interest expense incurred on our revolving bank line of credit and capital lease obligations. Interest income decreased to $24,000 for the six months ended June 30, 1999 from $213,000 for the six months ended June 30, 1998, primarily due to the offset of interest expense related to borrowing on our revolving line of credit against interest earned from cash balances in our money market account. During the six months ended June 30, 1998, we had no borrowings against our line of credit and had larger cash balances in an interest bearing account resulting from the proceeds of our financing in March 1998.

  Income taxes. We have recorded income tax expense for the six months ended June 30, 1999 of $1.0 million. This reflects an effective tax rate of 25%, based upon the estimated annualized tax rate. We have provided a full valuation allowance against our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty regarding their realization. When we are able to conclude that our deferred tax assets are likely to be realized, our income tax provision will reflect a one-time credit eliminating the valuation allowance.

  Net income. Net income increased to $3.0 million for the six months ended June 30, 1999 from a net loss of $4.2 million for the six months ended June 30, 1998. This increase was primarily due to significantly higher revenue.

Years Ended December 31, 1998 and 1997

  Revenue. Revenue increased to $17.0 million for the year ended December 31, 1998 from $3.4 million for the year ended December 31, 1997. The significant increase was primarily due to the introduction of new products during 1998, including our BigIron products and, to a lesser degree, our ServerIron products. In 1997, sales to Mitsui and Incyte Pharmaceuticals, Inc. accounted for 49% and 14% of revenue, and sales to Mitsui accounted for 21% of revenue in 1998.

  Cost of revenue. Cost of revenue increased to $8.4 million for the year ended December 31, 1998 from $1.8 million for the year ended December 31, 1997, primarily due to the related increase in revenue. As a percentage of revenue, cost of revenue decreased to 49.5% for the year ended December 31, 1998 from 54.3% for the year ended December 31, 1997, primarily due to the mix of products sold, particularly related to the introduction of our

BigIron products in the third quarter of 1998. Included in the cost of revenue is the provision for excess and obsolete inventory of $1.0 million for the year ended December 31, 1998 and $106,000 for the year ended December 31, 1997. The increase in the provision is primarily due to increased inventory levels. Also included in the cost of revenue are warranty costs which were $331,000 for the year ended December 31, 1998 compared to $24,000 for the year ended December 31, 1997. This increase is due to the significant increase in revenue from 1997 to 1998.

  Gross profit. Gross profit increased to $8.6 million for the year ended December 31, 1998 from $1.5 million for the year ended December 31, 1997, primarily due to the significant increase in revenue. As a percentage of revenue, gross profit increased to 50.5% for the year ended December 31, 1998 from 45.7% for the year ended December 31, 1997, primarily as a result of spreading manufacturing costs over a greater number of units sold.

  Research and development. Research and development expenses increased to $8.8 million for the year ended December 31, 1998 from $5.4 million for the year ended December 31, 1997, primarily due to the addition of engineering personnel and increased costs associated with launching our new BigIron products in the third quarter of 1998. In particular, we incurred significant premium charges in the third quarter of 1998 to expedite delivery of semiconductors, printed circuit board assembly and reworking associated with our prototype BigIron products. As a percentage of revenue, research and development expenses decreased due to significantly higher revenue.

  Sales and marketing. Sales and marketing expenses increased to $7.3 million for the year ended December 31, 1998 from $3.4 million for the year ended December 31, 1997, primarily due to the addition of sales and marketing personnel and increased commission expenses resulting from higher sales.

  General and administrative. General and administrative expenses decreased to $1.6 million for the year ended December 31, 1998 from $1.9 million for the year ended December 31, 1997, primarily due to costs incurred in 1997 relating to the settlement of a lawsuit of approximately $750,000. This cash settlement related to our employment of certain individuals and claims made by another party with regard to a nonsolicitation agreement that has subsequently expired. The charge recorded by us of $750,000 related to the settlement amount under the agreement of $600,000 and legal fees and other related expenses of $150,000 associated with this matter. Excluding the $750,000 incurred in 1997, general and administrative expenses would have increased by $450,000 for the year ended December 31, 1998 over the same period in 1997. The increase was a result of the increase in allowance for doubtful accounts and addition of personnel related to significantly higher revenue. The provision for doubtful accounts for the year ended December 31, 1998 was $389,000 compared to $10,000 in the prior year. The increase in this provision is attributable to the increase in revenue and the corresponding increase in accounts receivable.

  Interest income. Interest income increased to $413,000 for the year ended December 31, 1998 from $122,000 for the year ended December 31, 1997, as a result of greater cash balances generated from the sale of preferred stock in March 1998.

  Net loss. Net loss increased to $9.4 million for the year ended December 31, 1998 from $9.0 million for the year ended December 31, 1997, as a result of the amortization of deferred stock compensation in 1998 in the amount of $727,000 which was offset by significantly increased revenue together with increased expenses related to the addition of personnel, engineering prototype expenses and costs related to expanding our operations.

Quarterly Results of Operations

  The following tables set forth our statement of operations data for each of the six quarters ended June 30, 1999, including these amounts expressed as a percentage of total revenue. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and, in the opinion of management, reflects all adjustments, consisting only of normal recurring entries, necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                             Quarter Ended
                         --------------------------------------------------------------
                         Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,   Mar. 31,  Jun. 30,
                           1998       1998       1998       1998       1999      1999
                         --------   --------   --------   --------   --------  --------
                                       (in thousands, unaudited)
Statement of Operations
 Data:
Revenue, net............ $ 1,842    $ 2,361    $ 4,030    $ 8,806    $15,425   $24,062
Cost of revenue.........     915      1,167      1,918      4,433      7,707    10,634
                         -------    -------    -------    -------    -------   -------
  Gross profit..........     927      1,194      2,112      4,373      7,718    13,428
Operating expenses:
 Research and
  development...........   1,383      1,867      3,705      1,842      1,746     1,879
 Sales and marketing....   1,209      1,536      1,887      2,626      2,717     4,256
 General and
  administrative........     251        318        365        655        670       985
 Amortization of
  deferred stock
  compensation..........      --         --        233        494      1,054     3,848
                         -------    -------    -------    -------    -------   -------
  Total operating
   expenses.............   2,843      3,721      6,190      5,617      6,187    10,968
                         -------    -------    -------    -------    -------   -------
Income (loss) from
 operations.............  (1,916)    (2,527)    (4,078)    (1,244)     1,531     2,460
Interest income, net....      40        173        135         65         24        --
                         -------    -------    -------    -------    -------   -------
Income (loss) before
 provision for income
 taxes..................  (1,876)    (2,354)    (3,943)    (1,179)     1,555     2,460
Provision for income
 taxes..................      --         --         --         --        389       615
                         -------    -------    -------    -------    -------   -------
Net income (loss)....... $(1,876)   $(2,354)   $(3,943)   $(1,179)   $ 1,166   $ 1,845
                         =======    =======    =======    =======    =======   =======
                                             Quarter Ended
                         --------------------------------------------------------------
                         Mar. 31,   Jun. 30,   Sep. 30,   Dec. 31,   Mar. 31,  Jun. 30,
                           1998       1998       1998       1998       1999      1999
                         --------   --------   --------   --------   --------  --------
                                              (unaudited)
Percentage of Revenue:
Revenue, net............   100.0%     100.0%     100.0%     100.0%     100.0%    100.0%
Cost of revenue.........    49.7       49.4       47.6       50.3       50.0      44.2
                         -------    -------    -------    -------    -------   -------
  Gross profit..........    50.3       50.6       52.4       49.7       50.0      55.8
Operating expenses:
 Research and
  development...........    75.1       79.1       91.9       20.9       11.3       7.8
 Sales and marketing....    65.6       65.1       46.8       29.8       17.6      17.7
 General and
  administrative........    13.6       13.4        9.1        7.5        4.4       4.1
 Amortization of
  deferred stock
  compensation..........      --         --        5.8        5.6        6.8      16.0
                         -------    -------    -------    -------    -------   -------
  Total operating
   expenses.............   154.3      157.6      153.6       63.8       40.1      45.6
                         -------    -------    -------    -------    -------   -------
Income (loss) from
 operations.............  (104.0)    (107.0)    (101.2)     (14.1)       9.9      10.2
Interest income, net....     2.2        7.3        3.4        0.7        0.2        --
                         -------    -------    -------    -------    -------   -------
Income (loss) before
 provision for income
 taxes..................  (101.8)     (99.7)     (97.8)     (13.4)      10.1      10.2
Provision for income
 taxes..................      --         --         --         --        2.5       2.5
                         -------    -------    -------    -------    -------   -------
Net income (loss).......  (101.8)%    (99.7)%    (97.8)%    (13.4)%      7.6%      7.7%
                         =======    =======    =======    =======    =======   =======

  Our revenue increased in each quarter since the first quarter of 1998 as a result of the introduction of new products, significant growth in our market, increasing market acceptance of Gigabit Ethernet Layer 3 and Layer 4-7 switching and the expansion of our sales force. Gross profit has ranged from 49.7% to 55.8%, as a percentage of revenue, in the quarters presented and fluctuates from quarter to quarter due to the mix of products sold. Revenue grew more slowly than we planned in the second and third quarters of 1998 as a result of a delay in the introduction of our BigIron products. However, revenue increased significantly beginning late in the third quarter of 1998 when we began shipping our BigIron products.

  Our research and development expenses increased in absolute dollars and as a percentage of revenue in the first three quarters of 1998 primarily due to development costs related to bringing our BigIron products to market. We were committed to completing the prototype development of our BigIron products in the third quarter of 1998. In particular, we incurred significant premium charges in the third quarter of 1998 to expedite delivery of semiconductors, printed circuit board assembly and reworking associated with the prototype BigIron products. Upon completion of our BigIron prototype in the third quarter of 1998, our research and development expenses, in absolute dollars, in the fourth quarter of 1998 returned to approximately the same level experienced in the second quarter of 1998. We currently do not expect that the introduction of new products in the near future will have as significant an impact on our research and development expenses as did the introduction of BigIron.

  Our operating results have varied significantly in the past and revenue and operating results may vary significantly in the future due to a number of factors, including: fluctuations in demand for our products and services, particularly in Europe and Asia; the cancellation or rescheduling of significant orders; our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions; announcements and introductions of new products by our competitors and us; our ability to build infrastructure to support increased growth; our ability to achieve required cost reductions; our ability to obtain sufficient supplies of sole- or limited-sourced components for our products; increases in the prices of the components we purchase; our ability to attain and maintain production volumes and quality levels for our products; the mix of products sold and the mix of distribution channels through which they are sold; and costs relating to possible acquisitions and integration of technologies or businesses. See "Risk Factors--We may not meet quarterly financial expectations, which could cause our stock price to decline" on page 6 for a discussion of the risk of fluctuations in operating results.

Liquidity and Capital Resources

  We have funded our operations to date primarily through the private sales of common and preferred stock for net proceeds of approximately $33.4 million and, to a lesser extent, from a capital equipment lease line and bank line of credit. For the six months ended June 30, 1999, we have satisfied our liquidity requirements primarily through cash flow generated from operations.

  Cash provided by operating activities was $3.4 million for the six months ended June 30, 1999. Cash utilized in operating activities was $13.2 million in 1998 and $9.8 million in 1997. The cash utilized in 1998 and 1997 was due to net losses, as well as working capital required to fund our growth in operations, including accounts receivable and inventory. See pages 25, 26 and 27 for more detailed information regarding Foundry's accounts receivable, inventory and warranty reserves.

  Cash utilized in investing activities was $145,000 for the six months ended June 30, 1999, $414,000 in 1998 and $526,000 in 1997. These amounts primarily represented purchases of property and equipment, specifically computers and electronic test equipment. From inception through June 30, 1999, we have invested a total of approximately $1.8 million in property and equipment.

  Financing activities provided $4.6 million in cash for the six months ended June 30, 1999, consisting primarily of principal repayments on capital lease obligations, offset by proceeds from sale of our capital stock and the exercise of stock options and proceeds from the bank line of credit. In 1998, we generated $15.0 million of cash and in 1997, we generated $9.6 million of cash, in each case primarily from an equity financing and the exercise of stock options, offset by principal repayments on capital lease obligations.

  Our principal source of liquidity as of June 30, 1999 consisted of $12.3 million in cash. We currently have a bank line of credit that provides for up to $10.0 million in borrowings. We can borrow up to 80% of eligible accounts receivable against this line, which is collateralized by substantially all of our assets and provides for interest at the bank's prime rate, which was 8.0% at June 30, 1999. This line of credit contains provisions requiring us to maintain certain minimum financial ratios measured on a monthly basis, and expires in February 2000. As of June 30, 1999, there have been borrowings of $2.0 million under this line of credit. Additionally, the bank has issued a standby letter of credit in the amount of $1.0 million to one of our contract manufacturers against the line of credit.

  As of June 30, 1999, we did not have any material commitments for capital expenditures. However, we expect to incur capital expenditures as we expand our operations in the near future. Although we do not have any current plans or commitments to do so, from time to time, we may also consider the acquisition of, or evaluate investments in, products and businesses complementary to our business. Any acquisition or investment may require additional capital. Although it is difficult for us to predict future liquidity requirements with certainty, we believe that the net proceeds from this offering, together with our existing cash balances and anticipated funds from operations, will satisfy our cash requirements for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek additional funds through public or private equity financings or from other sources. Additional financing may not be available to us or, if available, financing may not be available on terms favorable to us and our stockholders.

Year 2000

  Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. As a result, the networks which incorporate our products and our own internal networks could fail leading to disruptions in operations and business activities.

  State of Readiness. Our business may be affected by year 2000 issues arising from our products or related to non-compliant internal systems developed by us or by third party vendors. Our Chief Financial Officer is responsible for coordinating and monitoring the status of our year 2000 evaluation and remediation efforts and reporting the status of our efforts to our board of directors. We continue to assess the potential effect and costs of remediating the year 2000 problem for our internal systems. To date, we have not obtained verification or validation from any independent third parties of our processes to assess and correct any of our year 2000 problems or the costs associated with these activities. We expect to complete our evaluation and, as necessary, resolve our year 2000 concerns by October 1, 1999.

  Our internal Quality Assurance Department has tested our current products and intends to test any new products or modified versions of our current products for year 2000 problems. To date, we have not discovered any year 2000 problems with our products. We believe that our products and our architecture are year 2000 compliant. However, our products are generally integrated into larger networks involving sophisticated hardware and software products supplied by other vendors. If the software products of these vendors have year 2000 problems, the performance of our products may be negatively affected. For example, the software components included in some of our products rely upon dates generated by other network components which are supplied by other vendors. Each network in which our products are installed involves different combinations of third party products. We cannot evaluate whether every product which may interact with our products is year 2000 compliant. Therefore, we may face claims based on year 2000 problems in other companies' products or based on year 2000 issues arising from the integration of multiple products within the overall network. Regardless of the merits of such claims, we may be required to incur substantial expenses and to devote substantial resources to legal proceedings resulting from such claims. We have represented to our customers, resellers and our OEM that our products are year 2000 compliant. If this is not true, these parties may make claims against us for breach of our representations. At this time, no such claims have been made by companies who have installed our products in their networks.

  We believe that we have identified approximately 230 personal computers and servers and 36 software applications, including our enterprise resource planning system, used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. Of all of our systems, our most important system to our continuing operations is our enterprise resource planning software. We have installed the necessary modifications to our enterprise resource planning software which has been certified by the vendor to be year 2000 compliant; however, we have not conducted any independent tests to confirm year 2000 compliance of this software. In addition, we are still in the process of evaluating and replacing or modifying, as necessary, our other internal systems.

  In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices, may be affected by the year 2000 problem. We are currently assessing the potential effect and costs of remediating the year 2000 problem with the office and facility equipment used at our headquarters in Sunnyvale, California. We are also currently assessing the potential effect and costs of remediating the year 2000 problem with the office and facilities equipment, personal computers and software applications used by our more than ten domestic and international field sales offices and our approximately 35 sales representatives who work from home offices.

  If our suppliers, customers, resellers, contract manufacturers, service providers or other third parties fail to correct year 2000 problems in their products or internal systems, these failures could result in an interruption in, or failure of, our normal business activities or operations. To date, we believe all critical components that we obtain from third party suppliers are year 2000 compliant based on letters from our significant suppliers representing that they are or will be year 2000 compliant. In addition, we are in the process of evaluating the year 2000 readiness of other parties, including our customers, resellers, contract manufacturers and service providers. We are checking the web sites of these parties to determine if they are certifying that they are year 2000 compliant. However, we have not contacted any of these parties. We expect that we will be able to resolve any significant year 2000 problems with these parties; however, these parties may not resolve any or all year 2000 problems before the occurrence of a material disruption to the operation of our business.

  Costs. We have funded our year 2000 efforts from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to our year 2000 efforts for administrative personnel to manage our efforts, engineering personnel to test and remediate our products and internal systems, sales and marketing personnel to address customer concerns and outside contractors to assist in our efforts. Since we have already reviewed the material systems in our operations which could be affected by the year 2000 problem, we do not anticipate that these expenses will be material; however, if these expenses are higher than anticipated, our results of operations and financial condition could be harmed.

  Risks. We believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected. In addition, no one can accurately predict how many year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. As a result, we believe that the following consequences are possible:

  . a significant number of operational inconveniences and inefficiencies for us, our contract manufacturers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

  . business disputes and claims for pricing adjustments or penalties due to year 2000 problems by our customers, resellers and our OEM; and

  . a number of serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

  Contingency Plans. We have not yet developed a contingency plan to address any situation that may result if we are unable to solve our year 2000 issues, and we do not anticipate the need to do so. If we must develop a contingency plan, the development and implementation of this plan could harm our business.

Recently Issued Accounting Standards

  See Note 2 of Notes to Financial Statements for recently adopted and recently issued accounting standards.

                                    BUSINESS

  Foundry Networks designs, develops, manufactures and markets a comprehensive suite of high performance networking products for enterprises and Internet service providers. Our Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 switches enable our customers to build and maintain efficient, high performance networks. Our products provide solutions for all types of networks, including LANs, MANs and WANs. This product breadth allows us to provide solutions throughout a customer's network, from the geographically dispersed offices of an enterprise LAN to the core of the LAN, and from an Internet service provider's point of entry to the WAN to its network of Internet servers. Our Layer 2 and Layer 3 switches provide the bandwidth required to support the increasing use of bandwidth-intensive and Internet-based applications. Our high performance Layer 4-7 switching products with network intelligence capabilities allow enterprises and Internet service providers to direct traffic flow more efficiently, based on application type and end user, while also allowing Internet service providers to offer their customers differentiated, fee-based quality of service. We sell our products through a direct sales force, resellers and an OEM. Our products have been deployed in enterprises spanning many industries, educational institutions and government agencies and in Internet service providers. By providing high levels of performance and network intelligence capabilities at compelling price points, we provide a comprehensive solution to address the rapidly growing networking market.

Industry Background

  The pervasiveness of computing by businesses, organizations and individuals, and the need to interconnect computing devices to enable widespread communication, have given rise to the multi-billion dollar computer networking industry. The explosive growth of the Internet and corporate internal and external communications needs are driving the recent growth in enterprise and Internet service provider networks. The complexity of information traveling over networks is also rapidly increasing with the adoption of bandwidth-intensive applications that include increasing amounts of data, voice, video and graphics. The increase in users, coupled with these new bandwidth-intensive applications, has resulted in exponential growth in network traffic. This growth has led to a demand by enterprises and Internet service providers for networking solutions with superior performance and intelligence capabilities.

  Evolution of Market Needs

  Early data networks were adopted to connect a limited number of computers within close proximity, allowing users to share simple, common services, such as file servers and printers. In these networks, called local area networks or LANs, traffic patterns were predictable because the majority of traffic resided within the LAN and remained local to a specific part of the LAN. Widespread Internet usage, the proliferation of client-server applications and the adoption of new bandwidth-intensive applications have increased traffic loads and created unpredictable traffic patterns. Today, the majority of traffic traverses the boundaries of the LAN to networks outside of the LAN. Such communication traditionally required an organization to utilize costly long distance carrier services that often provided inadequate performance. As a result of today's traffic flows, enterprises increasingly require low cost, high performance networking equipment to enable effective communications across geographically dispersed networks, known as MANs and WANs.

  Challenges to enterprise network performance are magnified when applied to Internet service providers. As their customers have increasingly become dependent on Internet access, Internet service providers demand networking solutions that ensure the highest levels of performance and scalability. Similar to enterprise needs, Internet service providers require low cost, high performance solutions for both their internal networks and access to the Internet. The exponential growth of Internet traffic, combined with the business critical nature of the services that Internet service providers provide, necessitates heightened requirements for reliability.

  Evolution of Network Solutions

  Early LANs consisted of hubs, which enabled multiple users to share network resources, and software-based routers, which supported multiple protocols and moved traffic around the network. Increased use of bandwidth-intensive applications and a larger number of users strained these early network infrastructures, making it increasingly difficult for them to handle new applications while still performing at an acceptable speed. Network devices known as Layer 2 switches replaced hubs to provide dedicated bandwidth to users, while Fast Ethernet technology was introduced to provide data transmission speeds of 100 Mbps, or ten times faster than original hubs. Despite these improvements, the installed base of traditional routers, relying on software to analyze network traffic, was unable to accommodate increased data speeds and changing traffic patterns and became the new network bottleneck.

  Two new technologies, Gigabit Ethernet, capable of data transmission speeds of 1000 Mbps, and Layer 3 switching, evolved in parallel to handle growing and unpredictable traffic patterns and address the performance needs of bandwidth-intensive applications. Gigabit Ethernet-based Layer 3 switches combine Gigabit transmission speeds with the forwarding capabilities of software-based routers. In Layer 3 switches, the software forwarding capabilities that enabled early routers to move traffic around the network are performed in hardware, integrated on application-specific integrated circuits, or ASICs, built into the switch. This integration enables manufacturers to develop Layer 3 switches at lower costs while improving network performance.

  Next Generation Needs and Solutions

  As enterprises and Internet service providers seek to accommodate network user needs, adding bandwidth alone is not an adequate solution. Due to the increased use of multiple traffic types for many applications, enterprises and Internet service providers have an acute need for solutions that provide network intelligence to distinguish among and prioritize different types of traffic and regulate the network response to traffic. Particularly for Internet service providers, network intelligence allows them to maintain network reliability and offer differentiated, fee-based quality of service.

  To address these needs for network intelligence, a new class of device, Layer 4-7 switches, has emerged as a complement to the performance capabilities of existing Layer 3 switches. These switches provide increased network intelligence, and therefore greater network efficiency, by utilizing information about the application and the end user. Both classes of switches are necessary components of a comprehensive networking solution. Layer 3 switches provide the bandwidth and routing needed to support new applications while Layer 4-7 switches give enterprises and Internet service providers the intelligence to control information delivery. Key Layer 4-7 switching capabilities include the ability to:

  . enhance server performance and reliability by distributing traffic across multiple servers that support Internet applications;

  . increase network security by detecting, stopping and identifying the source of a hacker attack;

  . improve Internet response time by inspecting an end user's web site address and sending traffic to a specific server that hosts the desired content; and

  . reduce WAN operating costs and improve Internet response time by redirecting web traffic destined for remote Internet hosts to a group of local cache servers.

  The challenge to the networking company is to provide cost-effective, higher bandwidth solutions and the increased intelligence required to meet new network demands placed on enterprises and Internet service providers. Alternatives to Gigabit Ethernet technology, such as asynchronous transfer mode, are complex and expensive, and do not utilize existing networking investments or provide network intelligence capabilities. Although existing Layer 2 and Layer 3 switches utilize Gigabit Ethernet technology, they often do not scale to span the entire network or provide the performance required by today's network users. Existing Layer 3 switches, although essential to the performance of the network, do not incorporate the Layer 4-7 network intelligence capabilities necessary to provide traffic direction.

  A large market has emerged for a broad range of high performance, cost-effective switching solutions with network intelligence capabilities that address the needs of enterprises and Internet service providers. Collaborative Research, an independent research and consulting firm specializing in the Layer 4-7 switching market, estimates in a February 1999 report that the Layer 4-7 switching market totaled $130 million in 1998 and is expected to grow to $1.0 billion in 2002. Dell'Oro Group estimates in a March 1999 report that the Layer 3 LAN switching market totaled $637 million in 1998 and is expected to increase to $3.9 billion in 2002.

Solution

  We offer a comprehensive suite of Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 products for enterprises and Internet service providers. Our solution provides the following benefits:

    Breadth of Product Line. We are one of the few networking companies to provide a full suite of Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 products applicable to LANs, MANs and WANs. This product breadth is attractive to customers who desire a single source for their high performance networking solutions. Our products allow us to provide solutions throughout a customer's network, from the wiring closet edge of an enterprise LAN to the LAN core, and from the WAN edge of an Internet service provider to its network of Internet servers.

    Performance. Our products provide a high level of performance and a non-blocking architecture across multiple types of networks. A non-blocking ar-chitecture allows all users attached to the switch to access the network simultaneously without any negative impact on performance. We believe that we currently offer the highest-performing non-blocking switches in the mar-ket. The performance of our products allows enterprises and Internet serv-ice providers to build highly reliable networks that support unpredictable traffic flows, bandwidth-intensive applications and dynamic end-user needs.

    Intelligence. Our products provide the intelligence required to transport unpredict- able traffic and bandwidth-intensive applications, improving the performance, reliability and manageability of networks. Our products direct traffic using information about the application and end user, enabling enterprises and Internet service providers to control information delivery and realize benefits such as increased revenue through application- or availability-based service fees.

    Compelling Price Points. Our products are designed to offer superior performance and network intelligence capabilities at compelling price points. According to testing conducted in April 1999 by the Tolly Group, an independent test firm, and Network World, an independent networking publication, our BigIron 4000 and 8000 products offer the best cost per Gigabit of throughput for Layer 3 Gigabit Ethernet switches. Unlike other low-priced switches that provide limited functionality, our products offer customers higher value for their networking equipment investment by providing a comprehensive feature set while maintaining low price points.

    Flexibility of Architecture. Our products are based on a uniform hardware architecture that is compatible with all major existing network products without any significant loss of performance or functionality. Our architecture is designed to support the emerging standards for 10 Gigabit Ethernet and Gigabit Ethernet over copper. Our architecture is also designed to support emerging technologies such as wave division multiplexing. As a result, our customers can integrate our products into their networks without an extensive and expensive replacement of their existing network components.

Strategy

  Our objective is to be the leading provider of next generation high performance network solutions. We intend to achieve this objective by providing a broad suite of the most cost-effective, highest-performing network switching products for enterprises and Internet service providers. Key elements of our strategy include:

    Leverage Product Breadth to Both Enterprises and Internet Service Providers. We intend to continue leveraging our comprehensive product breadth to offer solutions to the enterprise and Internet service provider markets. Our end-to-end network solution spans the LAN, MAN and LAN/WAN with high levels of performance and functionality. We intend to continue to offer value-added feature sets that provide for redundancy, ease of use and management of the network.

    Achieve a Market Leadership Position in Layer 4-7 Switches. We believe the demand for Layer 4-7 intelligent capabilities will be a very important growth area for Internet service providers and an area of increasing importance to enterprises. We intend to achieve a leadership position in this market by continually improving the performance and functionality of our Layer 4-7 products. Our products are designed to provide the performance and network intelligence capabilities that enable Internet service providers to rapidly deliver new revenue-generating applications and services to end-user customers, while providing a high degree of service reliability.

    Provide Superior Technology. We intend to provide superior technology, based on price, performance and features, through continual enhancements of existing products and ongoing development of new products that provide higher levels of performance and intelligence. We also intend to pursue cost reduction efforts that will allow us to remain highly competitive while offering customers compelling price points. We intend to ensure that our hardware and software architectures are flexible and extensible and are designed to support emerging technologies such as 10 Gigabit Ethernet, Gigabit Ethernet over copper and wave division multiplexing.

    Expand Global Sales Organization. We intend to expand our global sales presence with our direct sales organization in the United States, strategic channel partners outside the United States and select original equipment manufacturers. In addition, we intend to work with resellers in the United States to penetrate select vertical markets such as small Internet service providers. We intend to increase our worldwide sales force and establish additional channel partner relationships to build greater worldwide sales presence.

    Deliver World Class Service and Support. We intend to expand our service and support infrastructure to meet the needs of our growing customer base. Our goal is to minimize our customers' network downtime by offering a wide range of service and support programs to meet individual customer needs, including prompt onsite hardware repair and replacement, twenty-four hour, seven day-a-week web and telephone support, system software and network management software upgrades and technical documentation updates.

Products

  We provide a comprehensive line of network switches designed to meet the price, performance, reliability and feature requirements of enterprises and Internet service providers. Our product suite includes Gigabit Ethernet edge switches, Gigabit Ethernet and Internet protocol over synchronous optical network (also known as IP over SONET) core switches and Gigabit Ethernet intelligent network service switches for server farms. Edge switches are used to connect individuals and groups of workstations to the network. Core switches are the most critical network component and serve as the convergence point for the majority of network traffic. Layer 4-7 switches are used in server farms to provide centralized collection points for server-based applications used by enterprises and Internet service providers.

  Product/First        Area of                                              List Price per Port
     Date of         Deployment/                                              (as of June 30,
     Shipment        Product Type      Configuration Options    Performance        1999)
-----------------------------------------------------------------------------------------------
  FastIron        LAN edge           24 10/100 Mbps ports          3 Mpps         $   149
  May 1997        Layer 2            24 10/100 Mbps ports                         $   199
                                     +1 Gigabit Ethernet port
                                     24 10/100 Mbps ports                         $   240
                                     + 2 Gigabit Ethernet ports
-----------------------------------------------------------------------------------------------

  FastIron II     LAN edge           72 10/100 Mbps ports         23 Mpps         $   195
  October 1998    Layer 2/3          + 2 Gigabit Ethernet ports

                                     72 10/100 Mbps ports                         $   243
                                     + 4 Gigabit Ethernet ports

                                     72 10/100 Mbps ports                         $   331
                                     + 8 Gigabit Ethernet ports
-----------------------------------------------------------------------------------------------
  NetIron         LAN edge and core  16 10/100 Mbps ports          3 Mpps         $   562
  June 1997       Layer 2/3          24 10/100 Mbps ports                         $   416
                                     1 Gigabit Ethernet port                      $ 1,995
                                     2 Gigabit Ethernet ports                     $ 1,847
-----------------------------------------------------------------------------------------------
  TurboIron/8     LAN edge and core  8 Gigabit Ethernet ports     12 Mpps         $ 1,249
  July 1998       Layer 2/3/4-7
-----------------------------------------------------------------------------------------------
  BigIron 4000    LAN edge and core  88 10/100 Mbps ports         48 Mpps         $   465
  August 1998     LAN/WAN edge       32 Gigabit Ethernet ports                    $ 2,280
                  Layer 2/3/4
-----------------------------------------------------------------------------------------------
  BigIron 8000    LAN edge and core, 184 10/100 Mbps ports        96 Mpps         $   450
  September 1998  LAN/WAN edge       64 Gigabit Ethernet ports                    $ 2,296
                  Layer 2/3/4

                                     2 port OC-3 IP over SONET                    $12,497

                                     4 port OC-3 IP over SONET                    $ 8,748

                                     2 port OC-12 IP over SONET                   $22,497
-----------------------------------------------------------------------------------------------
  ServerIron      LAN server farm    8 10/100 Mbps ports           3 Mpps         $   786
  April 1998      Layer 2/4-7        16 10/100 Mbps ports                         $   624
                                     24 10/100 Mbps ports                         $   791

  Foundry Edge Switching Solutions

    FastIron. The FastIron workgroup switch provides Fast Ethernet and Giga-bit Ethernet switching. Designed to accelerate workgroup and server perfor-mance in enterprises, the FastIron workgroup switch offers redundancy, bandwidth management for delay-intensive applications and complete network management support.

    FastIron II. The FastIron II is a redundant, chassis-based wiring closet switch that offers non-blocking Fast Ethernet and Gigabit Ethernet performance of up to 23 million packets per second. FastIron II is offered in Layer 2 and Layer 3 configurations and supports all major industry standard routing protocols. This protocol support is necessary to ensure interoperability with installed enterprise applications and equipment.

  Foundry Switching Solutions for the Network Core

    NetIron and TurboIron/8. Our NetIron and TurboIron/8 switches allow small and medium-sized enterprises to increase performance at their network core with multi-protocol Layer 3 switching. NetIron provides Ethernet, Fast Ethernet and Gigabit Ethernet connectivity, while TurboIron/8 offers all Gigabit Ethernet Layer 2, Layer 3 and Layer 4-7 switching. Both products support a full suite of industry standard routing protocols. We also offer multi-layer switching that enables NetIron and TurboIron/8 switches to transparently perform processing-intensive Internet protocol and Internet protocol exchange (IPX) traffic forwarding, freeing existing routers to handle non-IP and IPX traffic and to manage and communicate with other routers. This capability reduces the workload of routers and the need for costly upgrades, and improves the overall network performance.

    BigIron 4000 and BigIron 8000. Our BigIron 4000 and BigIron 8000 switches are designed for the core of large enterprises and Internet service providers. BigIron switches can be deployed in collapsed backbone data centers and server farms of local area and metropolitan area networks. BigIron also can be used as a high performance local and wide area network router. BigIron provides Ethernet, Fast Ethernet and Gigabit Ethernet Layer 2, Layer 3 and Layer 4 switching, multi-protocol support and Packet over SONET on a single platform. We believe our BigIron switches provide the industry's highest non-blocking Gigabit Ethernet port density and performance with up to 64 Gigabit Ethernet ports and 96 million packets per second performance. In addition to supporting the full range of industry standard routing protocols, BigIron supports BGP4, a necessary protocol for Internet service providers that require high performance connectivity to the Internet.

  Foundry Intelligent Network Service Switching Solutions for the Server Farm

    ServerIron. Our ServerIron switches provide Internet service providers and enterprises with high performance Layer 4-7 switching that improves the availability, performance and scalability of Internet services such as content publishing, web hosting and e-commerce. ServerIron is compatible with all major server vendors and operating systems and requires no special server agent software. As a switch-based hardware platform, ServerIron is designed to provide the high performance, high port density, scalable capacity and multiple levels of redundancy required by users of mission critical Internet applications. Our TurboIron/8 switch can also be upgraded with Layer 4-7 capabilities.

  IronView Network Management Solutions

    IronView. Our IronView network management solution provides a comprehensive set of easy-to-use tools to simplify management of our switches. A command line interface streamlines local and remote management and configuration. Industry standard simple network management protocol and configuration applications are available on major platforms for graphical user interface management, including HP OpenView for Sun Solaris, Windows NT and stand-alone Windows NT. Our switches also include a user-friendly web interface. Industry standard remote monitoring simplifies network monitoring and a mirror port is included for network tracing and troubleshooting.

Hardware and Software Architecture

  IronCore

  All of our products are based on the IronCore hardware architecture. We believe that IronCore allows us to provide customers with consistent performance, reliability and features, as well as the ability to leverage their networking equipment investment. We also believe that the IronCore architecture allows us to quickly bring new products to market that meet customer needs and interoperate with existing networking equipment.

  The IronCore architecture reflects our expertise in custom designed programmable ASICs. These ASICs are designed to provide high performance and integrated Layer 2, Layer 3 and Layer 4 switching capabilities. We believe this programmable design allows us to offer customers the flexibility of field-upgradeable software features without compromising performance. We have developed 13 custom ASICs used throughout our product portfolio.

  The IronCore chassis architecture consists of a high-speed data highway that incorporates a backplane and crosspoint switching fabric and supports up to eight interface modules. The crosspoint switching fabric allows all lines of communication to intersect with one another. Our implementation of the crosspoint switching fabric includes custom designed, high speed ASICs that provide throughput of up to 128 Gigabits and 96 million packets per second. This amount of throughput allows each module connected to the switch to support simultaneous communication among all workstations connected to the switch, while all workstations connected to the switch can operate at maximum performance. We believe these features of IronCore allow enterprises and Internet service providers to have dedicated access to the network at any time, using any application at the maximum speed.

  IronWare and Internet IronWare Software

  Our IronWare and Internet IronWare software work with the IronCore hardware architecture to provide high performance switching. IronWare, which is pre-installed on our Layer 2 and Layer 3 products, provides network design flexibility, multiple levels of redundancy for reliability and support for current and future applications. We believe our Internet IronWare software provides superior intelligent switching capabilities, such as server load-balancing and transparent cache switching, for our Layer 4-7 products.

Customers

  The following table is a representative list of companies that have purchased over $100,000 of Foundry products since January 1, 1998.

Enterprises               Enterprises                        Internet Service Providers
-----------               -----------                        --------------------------
Arlington Public Schools  Microsoft Corporation              America Online
ATI Technologies          Mitsui & Co.                       AT&T Cerfnet
AXA Colonia               Netscape Communications            AT&T WorldNet
Brann Software            Network Appliance                  Cable & Wireless
Carnival Cruise Lines     Ontario Ministry of Finance        France Telecom
Cendant Corporation       Paramount Pictures                 MindSpring Enterprises
Dubai Ministry of Labor   Parkedale Pharmaceuticals          None Networks
and Social Affairs
Ericsson                  Samsung Electronics                Sprint
First Union               San Francisco Newspaper Agency     Telewest Communications
Fort James Paper          Sun Microsystems                   ThruNet
Fox Liberty Network       U.S. Army (Redstone Arsenal)       Uunet Technologies
Goto.com                  United States Bureau of Land       Verio
                          Management
Harris Corporation        Universal Computer Systems         Xoom.com
Hewlett-Packard           University of Miami
ibeam Broadcasting        University of Oklahoma
Incyte Pharmaceuticals    University of Washington
LTV Steel Co.             University of Washington Medical
                          Center
McKinsey & Company        Veritas Software
Michigan State Univer-    Wright Patterson Air Force Base
sity

Customer Case Studies

  Representative examples of the manner in which our products have been used by our customers are set forth below. These customer case studies also demonstrate the breadth of our product offerings, and their appeal across different industry categories.

  Internet Service Provider

    America Online. America Online required a high performance switch solution to support its growth and enhance members' online experience. AOL selected us as its primary supplier of Ethernet, Fast Ethernet and Gigabit Ethernet Layer 2 and Layer 4 switches based upon functionality, port density, management, price and the responsiveness of our service and technical organization. Our FastIron workgroup switches, as well as our FastIron II switches, are deployed in fully redundant configurations to efficiently and reliably manage the extremely large traffic volumes that traverse AOL's network. Our ServerIron Layer 4-7 switches provide server load balancing capabilities that enable AOL to improve server performance and run higher capacity sites. In addition to front ending AOL.com, our switches support AOL Internet services such as Digital City, a popular local content network and community guide and ICQ, an instant communications and chat technology on the Internet.

  Entertainment

    Lucasfilm, Ltd. Lucasfilm Ltd. is the world's largest independent film production company. Lucasfilm provides all aspects of film production including pre-production, post- production, sound and digital effects. Before installing Foundry products, the Lucasfilm network was a traditional 10/100 Mbps LAN. Lucasfilm required multi-protocol support including, IP and the Appletalk protocol, which is used primarily in Macintosh environments. Lucasfilm moves extremely large amounts of data across the network and required a higher performance edge and core solution that would enable it to reduce time to market for its products. Additionally, Lucasfilm required a high performance, highly reliable Layer 4 - 7 solution to support the enormous number of hits expected on the Star Wars web site. Lucasfilm evaluated numerous Gigabit Ethernet and Layer 4 - 7 switch vendors and selected Foundry based on performance, reliability and stability. Foundry's FastIron II switches and FastIron Workgroup switches reside at the network edge and TurboIron Gigabit Ethernet routers reside in the network core. Foundry's ServerIron Layer 4 - 7 switches are key components of the www.starwars.com web site.

  Higher Education

    The University of Oklahoma. The University of Oklahoma enrolls more than 25,000 students and has approximately 1,830 full-time faculty members. The university's goal was to build a cost-effective, switched local area network that would support distance learning via web archived classes and, in the future, real-time video on demand. All incoming engineering students are required to purchase laptop computers for connectivity to the university's local area network. Classes are videotaped and accessible via a web archive. Video on demand will enable students to dial into a class in progress. After evaluating numerous Gigabit Ethernet vendors, they chose us based on price, features and support. The network includes our FastIron workgroup switches at the edge and BigIron 4000 switches in the core. Each FastIron workgroup switch is connected to video on demand servers and linked together via Gigabit Ethernet to provide a high performance, cost-effective solution.

  Service Industry

    Carnival Cruise Lines. Carnival Cruise Lines wanted to provide passengers on its Sensation Superliner ships with in-room interactive video services. Carnival selected us to provide the necessary network infrastructure based on our ability to provide a high performance, attractively priced multicast solution in a small physical space. Carnival installed a BigIron 4000 in the broadcast center and FastIron II switches throughout the ship. Our solution provides reliable high-speed connectivity to 1,024 passenger cabins and supports 1,000 simultaneous interactive sessions and up to 300 concurrent video streams. Passengers use a web-like browser interface on the television set to choose from a selection of movies, video on demand, and music stations and make shore excursion reservations.

  Government

    The United States Army Aviation and Missile Command (Redstone
  Arsenal). The United States Army Aviation and Missile Command (Redstone Arsenal) develops, acquires, fields and sustains aviation and missile systems for the Army. The Redstone Technical Test Center tests weapons systems using computer simulation and modeling applications. The organization required a cost-effective, high-speed network to support more than 500 nodes. Redstone Arsenal evaluated ATM technology but selected our Gigabit Ethernet solution based on cost, bandwidth capabilities and ease of use. RedStone Arsenal installed a BigIron 4000 in the network core to interconnect 10 of the facility's test centers via Gigabit Ethernet. A TurboIron switch connects three additional test areas via Gigabit Ethernet and aggregates traffic into the BigIron 4000.

Sales and Marketing

  Our sales strategy includes a domestic and international field sales organization, domestic and international resellers and a key OEM relationship.

    Domestic field sales. Our domestic field organization establishes and maintains direct relationships with key accounts and strategic customers. To a lesser extent, our field organization also works with resellers to assist in communicating product benefits to end user customers and proposing networking solutions. As of June 30, 1999, our field organization included over 23 sales representatives and system engineers. In addition, as of June 30, 1999, we maintained field offices in 20 major metropolitan areas in the United States.

    Domestic resellers. Our domestic resellers include regional networking system resellers and vertical resellers who focus on specific markets such as small Internet service providers. We provide sales and marketing assistance and training to our resellers, who in turn provide first level support to end-user customers. We intend to leverage our relationship with key resellers to penetrate select vertical markets.

    International sales. Product fulfillment and first level support are provided by resellers and integrators. Our international resellers include Mitsui in Japan, Samsung in Korea, Mitech in the United Kingdom, Boreal in France and Pan Dacom in Germany. We also provide field support in key Canadian, European and Asia Pacific locations including Toronto, London, Paris, Frankfurt, Munich and Taipei. We intend to expand our international presence through additional sales and engineering personnel and through the addition of key resellers and integrators. For the six months ended June 30, 1999, sales to Japan accounted for 10% of our revenue. No other country accounted for greater than or equal to 10% of our revenue.

    OEM. We established an OEM relationship with Hewlett-Packard in January 1999. Pursuant to our agreement, Hewlett-Packard markets and sells our products on a private label basis through its worldwide sales force. Hewlett-Packard also purchases our products for use in its internal networks. For the six months ended June 30, 1999, sales to Hewlett-Packard accounted for 15% of our revenue. Our agreement with Hewlett-Packard continues until May 18, 2000, unless terminated earlier for a material breach by either party. The agreement automatically renews for two additional one year periods, unless the agreement is terminated within 60 days prior to the end of any period. This agreement provides that Hewlett-Packard may postpone, cancel, increase or decrease any order made under the agreement without penalty.

    Marketing programs. We have numerous marketing programs designed to inform existing and potential customers, as well as resellers and OEMs, about the capabilities and benefits of our company and products. Our marketing efforts also support the sale and distribution of our products through our field organizations and channels. Our marketing efforts include advertising, public relations, participation in industry trade shows and conferences, participation in independent third-party product tests, presentations and our web site. We have begun an e-commerce initiative directed at existing customers and resellers.

Customer Service and Support

  Our service and support organization maintains and supports our products sold by our field organization to end users. Customer service revenue was 1.0% of our revenue for both the year ended December 31, 1998 and the six months ended June 30, 1999. Our resellers and OEM are responsible for installation, maintenance and support services to their customers. We may offer limited assistance to our resellers and OEM in providing service and support to their end user customers.

  TechNet, our comprehensive suite of service and support options, provides customers with a variety of programs to meet specific support needs. TechNet Gold gives customer network operations the highest level of priority and our full range of services. TechNet Silver provides customers with all the tools needed to optimize network performance and uptime. TechNet Bronze extends warranty support with software updates and telephone and online support.

Manufacturing

  We operate under a modified "turn key" process utilizing strategic manufacturing partners that are ISO 9000 certified and have global manufacturing capabilities. We maintain control and procurement responsibility for all proprietary components. All designs, documentation, selection of approved suppliers, quality control and repairs are performed at our facilities. In the first quarter of 1999, we began transitioning our assembly and testing functions from our Sunnyvale facility to one of our manufacturing partners in order to realize lower costs and higher volume efficiencies. Our approach to manufacturing provides the flexibility of outsourcing while maintaining quality control of delivered products to customers. We have selected this approach to ensure our ability to respond to rapid growth and sudden market shifts.

  We currently have two primary manufacturing partners. One partner, Celestica-Asia, located in San Jose, California, assembles and tests our printed circuit boards. The other partner, Hadco, located in Santa Clara, California, assembles and tests our backplane products. Both companies are ISO certified and have global manufacturing facilities providing full back-up capability and local content for foreign sales if required. We perform all prototype and pre-production procurement and component qualification with support from our manufacturing partners. Any interruptions in the operations of either of these manufacturing partners or delays in their shipment of products would negatively impact our ability to meet scheduled product deliveries to our customers. We design all ASICs, printed circuit boards and sheet metal while working closely with semiconductor partners on future component selection and design support. All materials used in our products are processed through a full qualification cycle and controlled by use of an "Approved Vendor Listing" that must be followed by our sources. We perform extensive testing of all our products including in-circuit testing of all printed circuit board assemblies, full functional testing, 24 hour burn-in and power cycling at maximum and minimum configuration levels. Please see "Risk Factors--Our reliance on third- party manufacturing vendors to manufacture our products may cause a delay in our ability to fill orders" on page 11 for a review of certain risks associated with our manufacturing operations.

  We currently purchase several components from a single source, including certain integrated circuits, power supplies and long-range optics, which we believe are readily available from other suppliers. Our proprietary ASICs, which provide key functionality in our products, are fabricated in foundries operated by Texas Instruments. An alternative supply for these ASICs could not be readily obtained.

  We acquire these components through purchase orders and have no long-term commitments regarding supply or price from these suppliers. The material terms of these orders typically involve the quantity of supply ordered by us, the purchase price of the components, lead time and the shipping arrangements. In the event one of these suppliers, in particular, Texas Instruments, materially delays its supply to us or one of them terminates its relationship with us, we may not be able to find an alternate supplier on a timely basis and, as a result, our business could be harmed.

Research and Development

  Our future success depends on our ability to enhance existing products and develop new products that incorporate the latest technological developments. We work with customers and prospects, as well as partners and industry research organizations, to identify and implement new solutions that meet the current and future needs of enterprises and Internet service providers. Whenever possible, our products are based on industry standards to ensure interoperability. We intend to continue to support emerging industry standards integral to our product strategy.

  We use a uniform architecture across our product line, including programmable ASICs, and system and network management software. This enables us to quickly bring new products and features to market. For example, we shipped the industry's first Gigabit Ethernet Layer 2 and Layer 3 switch in June 1997. We are currently developing new switching solutions that provide new levels of performance, scalability and functionality for the LAN, MAN and LAN/WAN. We also have engineering efforts focused on cost reduction.

  As of June 30, 1999, we had an engineering staff of 33 responsible for hardware design and development, architecture and software development, documentation and quality assurance. Our research and development expenses totaled $8.8 million in 1998, $5.4 million in 1997 and $1.9 million in 1996.

Competition

  We believe that we compete favorably in the key competitive factors that impact our markets, including technical expertise, price points, new product innovation, product features, service and support, brand awareness and distribution. We intend to remain competitive through ongoing investment in research and development efforts to enhance existing products and introduce new products. We will seek to expand our market presence through aggressive marketing and sales efforts and through the continued implementation of cost reduction efforts. However, our market is still evolving and we may not be able to compete successfully against current and future competitors.

  The market in which we operate is highly competitive. Cisco maintains a dominant position in this market and several of its products compete directly with our products. Its substantial resources and market dominance have enabled it to reduce prices on its products within a short period of time following the introduction of these products, which reduces the margins and profitability of its competitors. Purchasers of networking solutions may choose Cisco's products because of its longer operating history, broad product line and strong reputation in the networking market. In addition, Cisco may have developed or could in the future develop new technologies that directly compete with our products or render our products obsolete.

  In addition to Cisco, we compete with other large public companies, such as 3Com and Nortel Networks, as well as other smaller public and private companies. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger installed customer bases than we do. Furthermore, companies that do not offer a directly competitive product to our products could develop new products or enter into agreements with other networking companies to provide a product that competes with our products or provides a more complete solution than we can offer. Additionally, we may face competition from unknown companies and emerging technologies that may offer new LAN, MAN and LAN/WAN solutions to enterprises and Internet service providers.

Intellectual Property

  Our success and ability to compete are substantially dependent upon our internally developed technology and know-how. Our proprietary technology includes our ASICs, our IronCore hardware architecture, and our IronWare and Internet IronWare software. Different versions and combinations of these proprietary technologies are implemented across our product offerings. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights in these proprietary technologies. We do not own any patents nor do we have any patent applications pending. We may not have taken actions that adequately protect our intellectual property rights.

  We provide software to customers under license agreements included in the packaged software. These agreements are not negotiated with or signed by the licensee, and thus may not be enforceable in some jurisdictions. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

  Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the networking markets have extensive patent portfolios with respect to networking technology, while we do not currently own any patents or have any patent applications pending. We recently received a letter from Resonate, Inc., alleging that our ServerIron products infringe one of its patents. Based on the advice of our patent counsel, we do not believe that our current ServerIron products infringe Resonate's patent. Accordingly, we intend to contest this claim vigorously. However, these kinds of disputes are subject to inherent uncertainties and, therefore, we cannot assure you that we will prevail in our objection to this claim, nor can we assure you that this dispute will not result in litigation or that an adverse result or judgment will not adversely affect our financial condition.

  From time to time, other third parties, including leading companies, have asserted against others and may assert against us exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. Third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products. Any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all. If there is a successful claim of infringement or if we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business would be harmed.

Employees

  As of June 30, 1999, we had 131 employees, including 64 in sales and marketing, 33 in engineering, 23 in manufacturing and 11 in general and administrative functions. We are not subject to any collective bargaining agreements and believe our employee relations are good.

Facilities

  In June 1999, we leased approximately 9,500 additional square feet in our current facility primarily for the expansion of our manufacturing capabilities. This lease expires at the end of February 2000. Prior to that date we leased approximately 18,000 square feet for our corporate headquarters which includes research and development, sales and marketing, general and administrative and manufacturing. This lease expires in November 2001. We also lease space in various other geographic locations for sales and service personnel.

                                   MANAGEMENT

Executive Officers and Directors

  The names and ages of our executive officers and directors as of June 30, 1999 are as follows:

 Name                           Age Position
 ----                           --- --------
 Bobby R. Johnson, Jr.........   42 President, Chief Executive Officer, and
                                    Chairman of the Board of Directors
 H. Earl Ferguson.............   61 Vice President, Hardware Engineering
 Drusilla W. Demopoulos.......   38 Vice President, Marketing
 Timothy D. Heffner...........   50 Vice President, Finance and Administration,
                                    Chief Financial Officer
 Ken K. Cheng.................   44 Vice President, Product and Program
                                    Management
 Wilburn W. McGill............   56 Vice President, Manufacturing
 Robert W. Shackleton.........   48 Vice President, North American Sales
 William S. Kallaos...........   51 Vice President, International Sales
 Seth D. Neiman(a)............   45 Director
 Andrew K. Ludwick(a).........   53 Director

--------
(a) Member of Audit Committee and Compensation Committee

  Bobby R. Johnson, Jr. co-founded Foundry and has served as President, Chief Executive Officer and Chairman of the board of directors of Foundry since its inception in May 1996. From August 1993 to October 1995, Mr. Johnson co-founded and served as President, Chief Executive Officer and Chairman of the board of directors of Centillion Networks, Inc., a provider of local area network switches. From September 1991 to February 1993, Mr. Johnson was Vice President and General Manager of Internetworking Hardware for Network Equipment Technologies, a wide area networking company. Mr. Johnson holds a B.S. with honors from North Carolina State University.

  H. Earl Ferguson co-founded Foundry and has served as Vice President, Hardware Engineering, and chief technical officer of Foundry since July 1996. From August 1993 to February 1996, Mr. Ferguson was co-founder and Vice President of Engineering of Centillion Networks and the Vice President of Engineering for the Centillion Business Unit of Bay Networks. From December 1991 to February 1993, Mr. Ferguson was Director of Internetworking Hardware for Network Equipment Technologies. Mr. Ferguson holds six patents in internetworking technologies. Mr. Ferguson holds a B.S. from the University of Washington and M.S. from the University of Michigan.

  Drusilla W. Demopoulos has served as Vice President of Marketing of Foundry since November 1996. From April 1994 to October 1996, Ms. Demopoulos was Director of Marketing for Centillion Networks, and for the Centillion Business Unit of Bay Networks. From January 1991 to March 1994, she was Senior Manager of Public Relations for Network Equipment Technologies. Ms. Demopoulos holds a B.A. with honors from Georgia State University.

  Timothy D. Heffner has served as Vice President, Finance and Administration and Chief Financial Officer of Foundry since November 1996. From September 1994 to November 1996, Mr. Heffner was Director of Finance for Centillion Networks and for the Centillion Business Unit of Bay Networks. From January 1994 to September 1994, Mr. Heffner was Chief Financial Officer of Digital Generation Systems, a network services company. Mr. Heffner holds a B.S. from San Jose State University.

  Ken K. Cheng has served as Vice President of Product and Program Management of Foundry since July 1998. From December 1993 to July 1998, Mr. Cheng was Senior Vice President and Chief Operating Officer of Digital Generation Systems, a network services company. From December 1988 to December 1993, Mr. Cheng was Director of LAN/WAN Internetworking Hardware for Network Equipment Technologies. Mr. Cheng holds a B.S. from Queen's University and an M.B.A. from Santa Clara University.

  Wilburn W. McGill has served as Vice President of Manufacturing of Foundry since February 1997. From March 1996 to February 1997, Mr. McGill was the Vice President of Operations at Ancot Corporation, a networking analyzer company. From May 1995 to March 1996, Mr. McGill was Vice President of Engineering and Operations for DTC Data Technology Corporation, a network interface card company. From January 1990 to February 1994, Mr. McGill was General Manager for the Research and Development Division of Centera Ltd., a networking solutions company.

  Robert W. Shackleton has served as Vice President of North American Sales of Foundry since April 1997. From March 1989 to March 1997, Mr. Shackleton was Senior Director of United States Distribution and Sales for Network Equipment Technologies. Mr. Shackleton holds a B.A. with honors from the University of Colorado and attended Stanford University's Business School Executive Management Program.

  William S. Kallaos has served as Vice President of International Sales of Foundry since April 1997. From September 1984 to February 1997, Mr. Kallaos worked for UB Networks in a variety of positions, most recently as Vice President of United States Sales. Mr. Kallaos holds a B.A. with honors from the University of Missouri.

  Seth D. Neiman has served as a member of the board of directors of Foundry since its inception in May 1996. Since August 1994, Mr. Neiman has held various positions at Crosspoint Venture Partners, a venture capital firm, and has been a partner of Crosspoint since January 1996. From September 1991 to July 1994, Mr. Neiman was Vice President of Engineering at Coactive Networks, a local area networks company. Mr. Neiman serves on the board of Brocade Communications Systems, Inc., where he is Chairman of the Board. Mr. Neiman holds a B.A. from Ohio State University.

  Andrew K. Ludwick has served as a member of the board of directors of Foundry since May 1999. From September 1995 to October 1997, Mr. Ludwick was Chief Executive Officer of Bay Networks, a networking company. From July 1985 to September 1995, Mr. Ludwick was founder, President and Chief Executive Officer of SynOptics, an internetworking company. Mr. Ludwick currently serves as a member of the boards of directors of a number of private companies. Mr. Ludwick holds a B.A. from Harvard College and an M.B.A. from Harvard Business School.

Board Composition

  Upon completion of this offering, we will have an authorized board of three to five directors. The number of our directors is currently set at three. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Executive Compensation

  The following table provides summary information concerning the compensation received for services rendered to us during 1998 by our Chief Executive Officer and each of the other four most highly compensated executive officers, each of whose aggregate compensation during our last fiscal year exceeded $100,000 (collectively, the "Named Executive Officers"). The amounts in the column entitled "Other Annual Compensation" represent commissions paid, based on total sales, to Messrs. Shackleton and Kallaos and partial forgiveness by Foundry of loans and interest outstanding under loans made to Mr. McGill in connection with the exercise of options. The amounts in the column titled "All Other Compensation" consist of life insurance premiums paid by Foundry.

                           Summary Compensation Table

                                                        Long-Term
                                                       Compensation
                              Annual Compensation         Awards
                         ----------------------------- ------------
                                          Other Annual  Securities   All Other
Name and Principal        Salary   Bonus  Compensation  Underlying  Compensation
Position                   ($)      ($)       ($)      Options (#)      ($)
------------------       -------- ------- ------------ ------------ ------------
Bobby R. Johnson, Jr...  $139,090 $    --   $    --           --        $470
 President, Chief
 Executive Officer,
 Chairman of the Board
 of Directors
Robert W. Shackleton...   111,590   2,500    74,112       11,250         504
 Vice President,
 Domestic Sales
William S. Kallaos.....   109,090      --    35,821           --         370
 Vice President,
 International Sales
Wilburn W. McGill......   125,090  11,500    12,830       22,500         430
 Vice President,
 Manufacturing
Drusilla W.
 Demopoulos............   119,840   2,500        --           --         407
 Vice President,
 Marketing

Option Grants in Last Fiscal Year

  The following table provides summary information regarding stock options granted to each of the Named Executive Officers in 1998.

  These stock options were granted under the 1996 Stock Plan and were immediately exercisable. These options were exercised prior to December 31, 1998, but we have a right to repurchase at cost any shares that remain unvested at the time of the officer's cessation of employment. The shares vest at a rate of 1/48th per month subject to earlier termination in the event of termination of employment and provide for partial acceleration upon a change of control.

  The percentages below are based on the aggregate of 4,083,750 shares subject to options granted by us in 1998. The exercise price per share of each option was equal to the fair market value of our common stock on the date of grant as determined by our board of directors.

  The potential realizable value assumes that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire 10-year term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC, and do not represent our prediction of stock performance. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes and other expenses payable upon the exercise of the option or for sale of underlying shares of common stock.


                                       Individual Grants
                          --------------------------------------------
                                                                        Potential Realizable
                                      % Of Total                          Value At Assumed
                          Number Of    Options                         Annual Rates of Stock
                          Securities  Granted To  Exercise               Price Appreciation
                          Underlying Employees In  Or Base              For Option Term ($)
                           Options   Fiscal Year    Price   Expiration ----------------------
Name                      Granted(#)     (%)      ($/Share)    Date        5%         10%
----                      ---------- ------------ --------- ---------- ---------- -----------
Bobby R. Johnson, Jr....        --        --%       $  --         --   $       -- $        --
Robert W. Shackleton....    11,250       0.3         0.33    6/10/08        2,358       5,977
William S. Kallaos......        --        --           --         --           --          --
Wilburn W. McGill.......    22,500       0.6         0.33    4/29/08        4,717      11,953
Drusilla W. Demopoulos..        --        --           --         --           --          --

  On January 26, 1999 the board of directors authorized the grant of options to the following Named Executive Officers, at an exercise price of $1.67 per share: Drusilla W. Demopoulos, 42,000 shares; Robert W. Shackleton, 75,000 shares; and Wilburn W. McGill, 112,500 shares. These options were granted outside of the 1996 Stock Plan, but the exercise and repurchase rights of the options are substantially similar to those granted officers in 1998 under the 1996 Stock Plan.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

  The following table provides summary information concerning stock option exercises during our last fiscal year and options outstanding at the end of the last fiscal year.

  The value realized represents the difference between $15.00, which is the mid-point of the assumed price range of the offering, and the exercise price of the option.

                                               Number of Shares      Value of
                                                  Underlying        Unexercised
                                                  Unexercised      In-the Money
                                                  Options at        Options at
                                               December 31, 1998 December 31, 1998
                            Shares             ----------------- -----------------
                           Acquired    Value     Exercisable /     Exercisable /
Name                      on Exercise Realized   Unexercisable     Unexercisable
----                      ----------- --------   -------------   -----------------
Bobby R. Johnson, Jr....        --    $     --         --               $--
Robert W. Shackleton....    11,250     165,000         --                --
William S. Kallaos......        --          --         --                --
Wilburn W. McGill.......    22,500     330,000         --                --
Drusilla W. Demopoulos..    48,000     710,400         --                --

Director Compensation

  Except for the grant of stock options, directors are not compensated for their services as directors. All directors are eligible to participate in our 1996 Stock Plan. Upon completion of this offering, directors who are not our employees will be eligible to participate in our 1999 Directors' Stock Option Plan. See "1996 Stock Plan" and "1999 Directors' Stock Option Plan" on pages 51 and 53 for more information regarding our stock plans.

  On June 28, 1999, Andrew K. Ludwick exercised a fully vested option to purchase 240,000 shares of our common stock at an exercise price of $5.33 per share which was granted to him in connection with his appointment as a member of our board of directors.

Committees of the Board of Directors

  In July 1999, the board established the audit committee, compensation committee and stock option subcommittee. The audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. The audit committee currently consists of Seth D. Neiman and Andrew K. Ludwick. The compensation committee recommends compensation for some of our personnel to the board and generally administers our stock plans. The compensation committee currently consists of Messrs. Neiman and Ludwick. The stock option subcommittee administers our discretionary stock plans with respect to grants to optionees who are not officers or non-employee directors of Foundry under guidelines established by the board. The stock option subcommittee currently consists of Bobby R. Johnson, Jr.

  On June 9, 1999, we sold to a family trust of which Mr. Ludwick is a trustee 187,500 shares of our Series C preferred stock at a purchase price of $5.33 per share.

Compensation Committee Interlocks and Insider Participation

  The members of the compensation committee of our board of directors are currently Seth D. Neiman and Andrew K. Ludwick. Neither has at any time been an officer or employee of Foundry.

  See "Certain Transactions" on page 59 for a discussion of related party transactions between Foundry and Messrs. Ludwick and Neiman, or their affiliates.

1996 Stock Plan

  Our 1996 Stock Plan was adopted by our board of directors and approved by our stockholders in July 1996. A total of 15,405,000 shares of common stock for stock option grants were originally reserved under this plan. Our board of directors and our stockholders approved a 1,500,000 share increase in October 1998, and a 1,500,000 share increase in May 1999. In addition, in July 1999, our board of directors approved a 3,000,000 share increase plus an automatic annual increase on the first day of each of Foundry's fiscal years from 2000 through 2006 equal to the lesser of:

  .  2,250,000 shares;

  . 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  the number of shares determined by our board of directors.

  The July 1999 increase will be submitted to our stockholders for approval prior to the completion of this offering, and, if approved, will bring the total number of shares currently reserved under this plan to 21,405,000. As of June 30, 1999, options to purchase 18,912,000 shares of common stock with a weighted average exercise price equal to $0.71 per share have been granted under the 1996 Stock Plan. Of these, 950,002 options have been canceled and returned to the option pool so that, as of June 30, 1999, 443,002 shares remained available for future grant.

  The 1996 Stock Plan provides for the grant of incentive stock options, as defined in Section 422 of the Internal Revenue Code, to employees and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors and consultants. The plan may be administered by our board or a committee appointed by the board. The administrator of the 1996 Stock Plan will determine number, vesting schedule, and exercise price for options, or conditions for stock purchase rights, granted under the 1996 Stock Plan provided, however, an individual employee may not receive option grants and stock purchase rights for more than 1,500,000 shares in any fiscal year. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000 as of the date the options were granted, the excess options will be treated as nonstatutory stock options.

  Incentive stock options granted under the 1996 Stock Plan must have an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant, and at least 110% of the fair market value in the case of incentive stock options granted to an employee who holds more than 10% of the total voting power of all classes of our stock or the stock of any parent or subsidiary. Nonstatutory stock options granted under the 1996 Stock Plan will have an exercise price as determined by the administrator of the 1996 Stock Plan; provided, however, that the exercise price of a nonstatutory stock option granted to a Named Executive Officer must equal at least 100% of the fair market value of the common stock on the date of grant in order for that grant to qualify as performance-based compensation under applicable tax law. Payment of the exercise price may be made in cash or other forms of consideration approved by the administrator.

  The administrator determines the term of options, which may not exceed 10 years, or 5 years in the case of an incentive stock option granted to an employee who holds more than 10% of the total voting power of all classes of our stock or the stock of any parent or subsidiary. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee.

  Options granted under the 1996 Stock Plan generally may be exercised immediately after the grant date, but to the extent the shares subject to the options are not vested as of the date of exercise, we retain a right to repurchase any shares that remain unvested at the time of the optionee's termination of employment by paying an amount equal to the exercise price times the number of unvested shares. Options granted under the 1996 Stock Plan generally vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter.

  In addition to stock options, the administrator may issue stock purchase rights under the 1996 Stock Plan to employees, non-employee directors and consultants. The administrator determines the number of shares, price, terms, conditions and restrictions related to a grant of stock purchase rights. The purchase price of a stock purchase right granted under the 1996 Stock Plan will be as determined by the administrator. The period during which the stock purchase right is held open is determined by the administrator, but in no case shall this period exceed 30 days. Unless the administrator determines otherwise, the recipient of a stock purchaser right must execute a restricted stock purchase agreement granting Foundry an option to repurchase unvested shares at cost upon termination of the recipient's relationship with us.

  In the event we sell all or substantially all of our assets or merge with another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to this assumption or substitution, the option or stock purchase right will terminate. Upon the closing of the transaction, outstanding repurchase rights will terminate unless acquired by the acquiror or purchaser. Stock option agreements issued to employees under the 1996 Stock

Plan provide for accelerated vesting of specified percentages of outstanding unvested options prior to the closing of a transaction involving a change of control. The board of directors may amend, modify or terminate the 1996 Stock Plan at any time as long as any amendment, modification or termination does not impair vesting rights of plan participants and provided that stockholder approval shall be required for an amendment to the extent required by applicable law. The 1996 Stock Plan will terminate in July 2006 unless the board of directors terminates it earlier.

1999 Directors' Stock Option Plan

  The 1999 Directors' Stock Option Plan was adopted by the board of directors in July 1999. We will be submitting it for approval by the stockholders prior to completion of this offering. A total of 675,000 shares of common stock has been reserved for issuance under the 1999 Directors' Stock Option Plan.

  Under the 1999 Directors' Stock Option Plan, each non-employee director who becomes a non-employee director after the effective date of the plan will receive an automatic initial grant of an option to purchase 112,500 shares of common stock upon appointment or election. The plan also provides for annual grants, on the date of each annual meeting of our stockholders, to each non-employee director who has served on our board of directors for at least six months. The annual grant to non-employee directors is an option to purchase 30,000 shares of common stock. Options granted under the plan will vest at the rate of 1/4th of the total number of shares subject to the options twelve months after the date of grant and 1/48th of the total number of shares subject to the options each month thereafter. The exercise price of all stock options granted under the 1999 Directors' Stock Option Plan shall be equal to the fair market value of a share of our common stock on the date of grant of the option. Options granted under this plan have a term of ten years. However, options will terminate if they are not exercised within 12 months after the director's death or disability or within 90 days after the director ceases to serve as a director for any other reason.

  In the event of a sale of all or substantially all of our assets or our merger or consolidation with or into another corporation, all outstanding options shall be assumed or an equivalent option substituted by the successor corporation. However, if the successor corporation does not agree to this assumption or substitution, the option will terminate. In the event that an asset sale or merger transaction results in a change in the ownership of more than 50% of the total combined voting power of our outstanding securities, all outstanding options shall become immediately exercisable prior to the closing of such transaction.

  The 1999 Directors' Stock Option Plan is designed to work automatically without administration. However, to the extent administration is necessary, it will be performed by the board of directors other than the director or directors that have a personal interest at stake. Although the board of directors may amend or terminate the 1999 Directors' Stock Option Plan, it may not take any action that may adversely affect any outstanding option without the consent of the optionee. The 1999 Directors' Stock Option Plan will have a term of ten years unless terminated earlier. We have not issued any options under the 1999 Directors' Stock Option Plan to date.

1999 Employee Stock Purchase Plan

  The 1999 Employee Stock Purchase Plan was adopted by the board of directors in July 1999. We will be submitting it for approval by the stockholders prior to the completion of this offering. A total of 750,000 shares of common stock has been reserved for issuance under the 1999 Employee Stock Purchase Plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 1999 Employee Stock

Purchase Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .  750,000 shares;

  . 2% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  the number of shares determined by the board of directors.

  The 1999 Employee Stock Purchase Plan becomes effective on the date of this prospectus. Unless terminated earlier by the board of directors, the 1999 Employee Stock Purchase Plan shall terminate on the 10-year anniversary of the date of this offering.

  The 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the IRS Code, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods, other than the first offering period, commencing on February 1 and August 1 of each year. Each offering period will consist of four consecutive purchase periods of six months' duration, and at the end of each six month period an automatic purchase will be made for participants. The initial offering period is expected to commence on the date of this offering and end on July 31, 2001; the initial purchase period is expected to begin on the date of this offering and end on January 31, 2000. The 1999 Employee Stock Purchase Plan will be administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors) of ours, or of any majority-owned subsidiary designated by the board, are eligible to participate in the 1999 Employee Stock Purchase Plan if we or any subsidiary employs them for at least 20 hours per week and more than five months per year. Under the 1999 Employee Stock Purchase Plan, eligible employees may purchase common stock through payroll deductions, which in any event may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time during an offering period and participation ends automatically on termination of employment.

  Under the 1999 Employee Stock Purchase Plan no employee shall be granted an option if immediately after the grant the employee would own stock and/or hold outstanding options to purchase stock equaling 5% or more of the total voting power or value of all classes of our stock. In addition, no employee shall be granted an option under the 1999 Employee Stock Purchase Plan if the option would permit the employee to purchase stock under all of our employee stock purchase plans in an amount that exceeds $25,000 of fair market value for each calendar year in which the option is outstanding at any time. In addition, no employee may purchase more than 2,500 shares of common stock under the 1999 Employee Stock Purchase Plan in any one purchase period. If the fair market value of the common stock on a purchase date other than the final purchase date of an offering period is less than the fair market value at the beginning of the offering period, each participant in the 1999 Employee Stock Purchase Plan shall automatically be withdrawn from the offering period as of the purchase date and re-enrolled in a new 24 month offering period beginning on the first business day following the purchase date.

  The 1999 Employee Stock Purchase Plan provides that, in the event of our merger or consolidation with or into another corporation or a sale of all or substantially all of our assets, each right to purchase stock under the 1999 Employee Stock Purchase Plan will be assumed or an equivalent right will be substituted by the successor corporation. However, our board of directors will shorten any ongoing offering period so that employees' rights to purchase stock under the 1999 Employee Stock Purchase Plan are exercised prior to the transaction in the event that the successor corporation refuses to assume each purchase right or to substitute an equivalent right. The board of directors has the power to amend or terminate the 1999 Employee Stock Purchase Plan and to change or terminate offering periods as long as any action does not adversely affect any outstanding rights to purchase stock under the 1999 Employee Stock Purchase Plan. However the board may amend or terminate the 1999 Employee Stock Purchase Plan or an offering period even if it would adversely affect outstanding options in order to avoid Foundry's incurring adverse accounting charges. We have not issued any shares under the 1999 Employee Stock Purchase Plan to date.

401(k) Retirement Plan

  Effective January 1, 1997, we adopted the Foundry Networks 401(k) plan covering our full-time employees. The 401(k) plan is intended to qualify under
Section 401(a) of the IRS Code, and its accompanying trust is intended to be a tax-exempt trust under Section 501(c) of the IRS Code. Contributions to the 401(k) plan by employees or by us, and the investment earnings on them, are not taxable to employees until withdrawn from the 401(k) plan, and contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 1999 and to have the amount of such reduction contributed to the 401(k) plan. The trustees of the 401(k) plan, at the direction of participants, invest the assets of the 401(k) plan in any of certain designated investment options. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants to the 401(k) plan. To date, we have not made any matching contributions to the 401(k) plan.

Limitation of Liability and Indemnification Matters

  Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derives an improper personal benefit.

  This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable relief such as injunctive relief or rescission.

  Upon completion of this offering, our bylaws will provide that Foundry shall indemnify its directors and officers and may indemnify its employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws will cover at least negligence and gross negligence on the part of an indemnified party. Our bylaws will also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of the party's status or service as a director, officer, employee or other agent of Foundry upon an undertaking by the indemnified party to repay these advances if it is ultimately determined that the party is not entitled to indemnification.

  We have also entered into indemnification agreements with our officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us to indemnify officers and directors against liabilities that may arise by reason of their status or service as officers and directors, but not for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as officers and directors. In addition, we will obtain directors' and officers' liability insurance prior to completion of this offering.

  At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of the common stock offered by us under this prospectus by:

  . each of our directors, Named Executive Officers, and founders who are ex-ecutive officers;

  . all directors and executive officers as a group; and

  . each person who is known to us to own beneficially more than 5% of our common stock.

                                                    Percent Beneficially
                                                            Owned
                                                    ------------------------
                                           Number     Before        After
Name and Address                         of Shares   Offering      Offering
----------------                         ---------- ----------    ----------
Directors and Executive Officers:
Bobby R. Johnson, Jr. (a)..............  12,075,000         23.8%         21.7
H. Earl Ferguson (b)...................   2,392,500          4.7           4.3
Drusilla W. Demopoulos (c).............     900,000          1.8           1.6
Wilburn W. McGill (d)..................     727,500          1.4           1.3
Robert W. Shackleton (e)...............     738,750          1.5           1.3
William S. Kallaos (f).................     607,500          1.2           1.1
Seth D. Neiman (g).....................   8,129,805         16.1          14.6
Andrew K. Ludwick (h)..................     423,750            *             *
All directors and executive officers as
 a group (10 persons) (i)..............  27,427,305         53.8          49.0
5% Stockholders:
Entities affiliated with Crosspoint
 Venture Partners (j)..................   8,129,805         16.1          14.6
 2925 Woodside Rd.
 Woodside, CA 94062
Entities affiliated with Institutional
 Venture Partners (k)..................   4,567,806          9.0           8.2
 3000 Sand Hill Road
 Building 2, Suite 290
 Menlo Park, CA 94025
Entities affiliated with Accel Partners
 (l)...................................   3,510,754          6.9           6.3
 428 University Ave.
 Palo Alto, CA 94301
Entities affiliated with VantagePoint
 Venture Partners (m)..................   3,412,371          6.7           6.1
 1001 Bayhill Drive, Ste. 140
 San Bruno, CA 94066

--------
  *  Less than one percent of the outstanding shares of common stock.

 (a) Includes 2,698,437 shares subject to our right of repurchase at cost upon cessation of employment.

 (b) Includes 564,375 shares subject to our right of repurchase at cost upon cessation of employment.

 (c) Includes 858,000 shares subject to stock pledge agreements in favor of Foundry, 316,875 of which are subject to our right of repurchase at cost upon cessation of employment, and 42,000 shares issuable upon the exercise of an option which was exercisable as of June 30, 1999.

 (d) Includes 615,000 shares subject to stock pledge agreements in favor of Foundry, 269,064 of which are subject to our right of repurchase at cost upon cessation of employment and 7,500 of which are held jointly with Billie J. McGill, and 112,500 shares issuable upon the exercise of an option which was exercisable as of June 30, 1999.

 (e) Includes 663,750 shares subject to stock pledge agreements in favor of Foundry, 307,500 of which are subject to our right of repurchase at cost upon cessation of employment, and 75,000 shares issuable upon the exercise of an option which was exercisable as of June 30, 1999.

 (f) Includes 607,500 shares subject to a stock pledge agreement in favor of Foundry, 278,437 of which are subject to our right of repurchase at cost upon cessation of employment.

 (g) Includes 5,810,217 shares held by Crosspoint Venture Partners (1996), and 2,319,588 shares held by Crosspoint Venture Partners LS 1997. Seth D. Neiman is a general partner of the general partner of the Crosspoint entities and is a director of Foundry. He disclaims beneficial ownership of the shares held by the Crosspoint entities except to the extent of his pecuniary interest in these shares.

 (h) Includes 187,500 shares sold to a family trust of which Mr. Ludwick is a trustee and 7,500 shares transferred to his minor children and held in custodial accounts on their behalf.

 (i) Includes 8,129,805 shares held by entities affiliated with Mr. Neiman as described in Note (a), 5,309,533 shares subject to our right of repurchase upon cessation of employment by officers and 327,000 shares issuable upon the exercise of options which were exercisable as of June 30, 1999.

 (j) Includes 5,810,217 shares held by Crosspoint Venture Partners (1996) and 2,319,588 shares held by Crosspoint Venture Partners LS 1997. The following natural persons exercise voting and/or dispositive powers for the shares held by these funds: Robert A. Hoff, Donald B. Milder, John B. Mumford, Seth D. Neiman and Rich Shapero.

 (k) Includes 76,220 shares held by Institutional Venture Management VII, L.P., 159,875 shares held by IVP Founders Fund I, L.P. and 4,331,711 shares held by Institutional Venture Partners VII, L.P. The following natural persons exercise voting and/or dispositive powers for the shares held by these funds: Samuel D. Colella, Reid W. Dennis, Mary Jane Elmore, Norman A. Fogelsong, Ruthann Quindlen, L. James Strand, William P. Tai, T. Peter Thomas and Geoffrey Y. Yang.

 (l) Includes 365,118 shares held by Accel Internet/Strategic Technology Fund L.P., 168,515 shares held by Accel Investors 97 L.P., 143,940 shares held by Accel Keiretsu V L.P., 2,755,945 shares held by Accel V L.P. and 77,236 shares held by Elmore C. Patterson Partners. The following natural persons exercise voting and/or dispositive powers for the shares held by these funds: James W. Breyer, Luke B. Evnin, Eugene D. Hill, Arthur C. Patterson, James R. Swartz, G. Carter Sednaoui and J. Peter Wagner.

 (m) Includes 51,546 shares held by VantagePoint Advisors, LLC and 3,360,825 shares held by VantagePoint Venture Partners 1996. The following natural persons exercise voting and/or dispositive powers for the shares held by these funds: James Marver and Alan Salzman.

  Except as otherwise noted, the address of each person listed in the table is c/o Foundry Networks, Inc., 680 W. Maude Avenue, Suite 3, Sunnyvale, CA 94086. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

  The table includes all shares of common stock issuable within 60 days of June 30, 1999 upon the exercise of options and other rights beneficially owned by the indicated stockholders on that date.

  The applicable percentage of ownership for each stockholder is based on 50,635,929 shares of common stock outstanding as of June 30, 1999 and an assumed 55,635,929 shares outstanding upon completion of this offering, in each case together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                              CERTAIN TRANSACTIONS

  Since our inception, we have issued shares of preferred stock in private placement transactions as follows: 8,625,000 shares of Series A preferred stock at $0.67 per share in June 1996; 6,130,425 shares of Series B preferred stock at $1.53 per share in June, August and December 1997; 7,731,960 shares of Series C preferred stock at $1.94 per share in March 1998; and 187,500 shares of Series C preferred stock at $5.33 per share in June 1999 to a family trust of which Andrew K. Ludwick, a director of Foundry, is a trustee. Each share of preferred stock converts automatically upon completion of the offering into one share of common stock. In October 1996, we also issued in a private placement transaction warrants for 45,000 shares of Series A preferred stock at a purchase price of $0.67 per share, which will convert to warrants to purchase common stock upon completion of this offering. See "Description of Capital Stock--Warrants" on page 61 for more information regarding outstanding warrants.

  The following table summarizes the shares of preferred stock purchased by directors, executive officers and 5% stockholders of Foundry and persons and entities associated with them in private placement transactions.

                                                 Series A  Series B  Series C
                                                 Preferred Preferred Preferred
                                                   Stock     Stock     Stock
                                                 --------- --------- ---------
Entities affiliated with Crosspoint Venture
 Partners(a).................................... 4,995,000   815,217 2,319,588
Andrew K. Ludwick(b)............................       --        --    187,500
Bobby R. Johnson, Jr.(c)........................   900,000       --        --
Entities affiliated with Institutional Venture
 Partners(d).................................... 2,130,000 1,793,476   644,330
Entities affiliated with Accel Partners(e)......       --  2,608,692   902,062
Entities affiliated with VantagePoint Venture
 Partners(f)....................................       --        --  3,412,371

--------
(a) Includes shares held by Crosspoint Venture Partners (1996) and Crosspoint Venture Partners LS 1997. Seth D. Neiman is a general partner of the general partner of the Crosspoint entities and is a director of Foundry. He disclaims beneficial ownership of the shares held by the entities except to the extent of his pecuniary interest in these shares.
(b) Includes 187,500 shares sold to a family trust of which Mr. Ludwick is a trustee and 3,750 shares transferred to one of his children.
(c) In June 1999, we repurchased 600,000 shares of our common stock from Mr. Johnson at his original purchase price of $0.0067 per share.
(d) Includes shares held by Institutional Venture Management VII, L.P., IVP Founders Fund I, L.P. Fund I, L.P. and Institutional Venture Partners VII, L.P.
(e) Includes shares held by Accel Internet/Strategic Technology Fund L.P., Accel Investors '97 L.P., Accel Keiretsu V L.P., Accel V L.P. and Elmore C. Patterson Partners.
(f) Includes shares held by VantagePoint Advisors, LLC and VantagePoint Venture Partners 1996.

  On June 6, 1996, we sold Bobby R. Johnson, Jr. 11,775,000 shares of our common stock at a purchase price of $0.0067 per share, paid for by Mr. Johnson through the assignment of proprietary information, discussed below. Under the agreement, we held the right to repurchase any shares that remained unvested upon either a voluntary termination of employment by Mr. Johnson or a termination by us for cause. As of May 22, 1996, 25% of the stock vested and the remaining shares vested monthly over each of the next 48 months. Also on June 6, 1996, and in connection with the stock sale discussed above, Mr. Johnson executed an assignment agreement, in which he assigned to us certain business concepts and proprietary information relating to the development of next generation high performance campus LAN infrastructure products. In June 1999, we repurchased 600,000 shares of our common stock from Mr. Johnson at his original purchase price of $0.0067 per share.

  On December 4, 1996, we granted Drusilla W. Demopoulos an option to purchase 810,000 shares of our common stock at an exercise price of $0.067 per share under our 1996

Stock Plan. This option was immediately exercisable subject to our right to repurchase at cost any shares that remain unvested upon cessation of employment. In connection with the exercise of this option on June 25, 1997, we provided a loan to Ms. Demopoulos, pursuant to a note secured by a stock pledge agreement, in the principal amount of $54,000 with an interest rate of 6.68%, due upon the earlier of June 25, 2002 or twelve months after the closing of Foundry's initial public offering. On December 17, 1997, we granted Ms. Demopoulos an option to purchase 48,000 shares of our common stock at an exercise price of $0.20 per share under our 1996 Stock Plan. This option was immediately exercisable subject to our right to repurchase at cost any shares that remain unvested upon cessation of employment. In connection with the exercise of this option on April 29, 1998, we provided a second loan to Ms. Demopoulos, pursuant to a note secured by a stock pledge agreement, in the principal amount of $9,600 with an interest rate of 5.58%, due upon the earlier of April 28, 2003 or twelve months after the closing of Foundry's initial public offering.

  On August 11, 1998, we granted Ken K. Cheng an option to purchase 622,500 shares of our common stock at an exercise price of $0.33 per share under our 1996 Stock Plan. This option was immediately exercisable subject to our right to repurchase at cost any shares that remain unvested upon cessation of employment. In connection with the exercise of this option on October 6, 1998, we provided a loan to Mr. Cheng, pursuant to a note secured by a stock pledge agreement, in the principal amount of $207,458 with an interest rate of 5.03%, due upon the earlier of October 5, 2003 or twelve months after the closing of Foundry's initial public offering.

  In June 1996, June 1997 and March 1998, entities affiliated with Crosspoint Venture Partners purchased 4,995,000 shares of our Series A preferred stock at $0.67 per share, 815,217 shares of our Series B preferred stock at $1.53 per share, and 2,319,588 shares of our Series C preferred stock at $1.94 per share, respectively. Seth D. Neiman is a general partner of the general partner of the Crosspoint entities and is a director of Foundry. He disclaims beneficial ownership of the shares held by the entities except to the extent of his pecuniary interest in these shares.

  On June 28, 1999, Andrew K. Ludwick exercised a fully vested option to purchase 240,000 shares of our common stock at an exercise price of $5.33 per share granted him in connection with his appointment as a member of our board of directors. On June 9, 1999, we sold to a family trust of which Mr. Ludwick is a trustee, 187,500 shares of our Series C preferred stock at a purchase price of $5.33 per share.

  We believe that the transactions identified in this section were on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Indemnification Agreements

  We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters" on page 55 for more information regarding indemnification of our officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

  Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. All currently outstanding shares of preferred stock will be converted into common stock upon the closing of this offering.

Common Stock

  As of June 30, 1999, and after giving effect to the conversion of our preferred stock into common stock at a one-to-one ratio, there were 50,635,929 shares of common stock outstanding that were held of record by approximately 121 stockholders. Also outstanding as of that date were options to purchase 5,792,953 shares of common stock and warrants to purchase 45,000 shares of Series A preferred stock, which will convert to warrants to purchase common stock upon completion of this offering. Assuming no exercise of the underwriters' overallotment option, exercise of outstanding options under our 1996 Stock Plan or exercise of the warrant, and after giving effect to the sale
of shares offered here, there will be     shares of common stock outstanding
upon completion of this offering.

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of Foundry, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

  Upon completion of this offering, all outstanding shares of preferred stock will be converted into 22,674,885 shares of common stock. Thereafter, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, $0.0001 par value, in one or more series. The board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Foundry without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Warrants

  As of June 30, 1999, there were warrants outstanding to purchase 45,000 shares of Series A preferred stock which will convert to warrants to purchase common stock upon completion of this offering. The warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations and certain dilutive issuances of securities at prices below the then existing warrant exercise price.

Registration Rights

  Assuming the conversion of all outstanding preferred stock into common stock upon completion of this offering, the holders of 22,678,635 shares of common stock or securities convertible into common stock or their transferees are entitled to registration rights with respect to these shares under the Securities Act. These rights are provided under the terms of an agreement between Foundry and the holders of these securities. Subject to limitations in the agreement, these registration rights include the following:

  . The holders of at least 30% of these securities then outstanding may require, on one occasion beginning one year after the date of this prospectus, that we use our best efforts to register these securities for public resale, provided that the anticipated aggregate offering price, net of underwriting discounts and commissions, of such public resale would exceed $10,000,000.

  . If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering.

  . The holders of these securities may also require us, not more than once in any 12 month period and no more than three times total, to register all or a portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $1,000,000.

  We will be responsible for paying all registration expenses other than underwriting discounts and commissions, and the holders selling their shares will be responsible for paying all selling expenses.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

  Provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of Foundry and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Foundry to negotiate with it first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Foundry outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  We are subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Foundry without further action by the stockholders.

  Upon completion of this offering, our bylaws will provide that stockholder action can only be taken at an annual or special meeting. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the Chairman of the Board, if any, and the President. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the common stock is U.S. Stock Transfer Corporation. The Transfer Agent's address and telephone number is 1745 Gardena Avenue, 2nd Floor, Glendale, CA 91204, (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market after this offering could cause the market price of our common stock to decline. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of this offering, we will have outstanding 55,635,929 shares of common stock. Of these shares, the 5,000,000 shares sold in the offering (and any shares issued upon exercise of the underwriters' overallotment option) will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of ours as that term is defined in Rule 144 under the Securities Act. Affiliates generally include officers, directors or 10% stockholders. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

  The remaining 50,635,929 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could cause the market price of our common stock to decline.

  Our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived. Taking into account the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

  . Beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;

  . Beginning 180 days after the effective date, approximately 46,711,010 shares will be eligible for sale pursuant to Rules 701, 144 and 144(k), of which all but 21,735,383 shares are held by affiliates;

  . An additional 3,737,419 shares will be eligible for sale pursuant to Rule 701 at various times beginning 180 days after the effective date when these shares are released from our repurchase option with respect to these shares, of which all but 1,980,244 shares are held by affiliates; and

  . An additional 187,500 shares will be eligible for sale pursuant to Rule 144 on June 10, 2000.

Rule 144

  Under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the outstanding shares of our common stock then outstanding, which will equal approximately 556,350 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Foundry.

Rule 144(k)

  Under Rule 144(k), a person who was not an affiliate of Foundry at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

  In general, under Rule 701, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell these shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

Registration Rights

  Upon completion of this offering, the holders of 22,678,635 shares of common stock or securities convertible into common stock will be entitled to registration rights with respect to these shares under the Securities Act. When these shares are registered under the Securities Act, they will be freely tradable unless held by affiliates.

Stock Options

  In addition, we intend to file registration statements under the Securities Act as promptly as possible upon the completion of this offering to register 10,435,956 shares of common stock to be issued pursuant to our employee benefit plans or upon exercise of non-plan options. As a result, any options or rights exercised under the 1996 Stock Plan, the 1999 Employee Stock Purchase Plan or the 1999 Directors' Stock Option Plan after the effectiveness of the registration statements will be available for sale in the public market 180 days after the effective date of this offering upon the expiration of lock-up agreements. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. have severally agreed to purchase from Foundry the number of shares of common stock set forth beside their names below at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                                        Number
Underwriter                                                            of Shares
-----------                                                            ---------
Deutsche Bank Securities Inc. ........................................
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated ................................................
J.P. Morgan Securities Inc. ..........................................
                                                                       ---------
  Total............................................................... 5,000,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

  We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering
price of $     per share and to certain dealers at a price that represents a
concession not in excess of $    per share. Any shares sold by the underwriters
to securities dealers may be sold at a discount of up to $    per share from
the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a
discount of up to $     per share from the public offering price. The
underwriters may change the public offering price after the common stock is released for sale to the public.

  The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, we have granted the underwriters an option to purchase up to an aggregate of 750,000 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days after the date of this prospectus only to cover these sales. To the extent the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table bears to 5,000,000, and we will be obligated, pursuant to the option, to sell those shares to the underwriters. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,000,000 shares are being offered. If the underwriters exercise their over-allotment option in full, the total public
offering price will be $   , the total underwriting discount will be $   , and
the total proceeds to Foundry will be $   .

  We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act.

  To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter is committed to purchase. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they do, they may discontinue doing so at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by such underwriter or dealer.

  Foundry and its officers and directors and substantially all of our stockholders have agreed not to offer, sell or make any other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock for a period of 180 days after the date of this prospectus, directly or indirectly, without the prior written consent of Deutsche Bank Securities Inc.

  The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $965,000.

  At Foundry's request, the underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares for Foundry's vendors, customers and other third parties. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of this Offering

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among Foundry and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

  .  prevailing market conditions;

  .  Foundry's results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies which Foundry and the representatives of the underwriters believe to be comparable to us; and

  .  estimates of Foundry's business potential.

  The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS


  The validity of the common stock offered hereby will be passed upon for Foundry by Venture Law Group, A Professional Corporation, Menlo Park, California. Joshua L. Green, a director of Venture Law Group, is the Secretary of Foundry. Pillsbury Madison & Sutro LLP, Palo Alto and San Francisco, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus. As of the date of this prospectus, a family trust of which a director of Venture Law Group is trustee and two investment partnerships affiliated with Venture Law Group own a total of 37,500 shares of Foundry's Series A preferred stock and 16,301 shares of Series B preferred stock, which shares will convert into 53,801 shares of our common stock upon the completion of this offering.

                                    EXPERTS

  The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

  We have filed with the SEC a registration statement on Form S-1 with respect to the common stock in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Foundry and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room in Washington, DC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

  Upon completion of this offering, Foundry will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC referred to above.

                             FOUNDRY NETWORKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants ................................ F-2
Balance Sheets........................................................... F-3
Statements of Operations................................................. F-4
Statements of Redeemable Convertible Preferred Stock and Stockholders'
 Equity (Deficit)........................................................ F-5
Statements of Cash Flows................................................. F-6
Notes to Financial Statements............................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Foundry Networks, Inc.:

We have audited the accompanying balance sheets of Foundry Networks, Inc. (a Delaware corporation) as of December 31, 1997 and 1998, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the period from inception, May 22, 1996, to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundry Networks, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception, May 22, 1996, to December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

San Jose, California
July 28, 1999

                                          ARTHUR ANDERSEN LLP

                             FOUNDRY NETWORKS, INC.

                                 BALANCE SHEETS
                       (in thousands, except share data)

                                                                  June 30, 1999
                                     December 31,                   Pro Forma
                                   ------------------  June 30,   Stockholders'
                                     1997      1998      1999    Equity (Note 5)
                                   --------  --------  --------  ---------------
             ASSETS                                           (unaudited)
Current assets:
 Cash and cash equivalents.......  $  3,182  $  4,567  $ 12,340
 Accounts receivable, net of
  allowance for doubtful
  accounts of $10, $399, and
  $1,074, respectively...........     1,234     6,607    13,381
 Inventories.....................     1,497     7,201     9,735
 Prepaid expenses and other
  current assets.................       363       367       582
                                   --------  --------  --------
     Total current assets........     6,276    18,742    36,038
                                   --------  --------  --------
Property and equipment:
 Computers and related
  equipment......................     1,207     1,603     1,748
 Furniture and fixtures..........        62        80        80
                                   --------  --------  --------
                                      1,269     1,683     1,828
 Less: Accumulated
  depreciation...................      (557)   (1,187)   (1,413)
                                   --------  --------  --------
     Net property and equipment..       712       496       415
                                   --------  --------  --------
                                   $  6,988  $ 19,238  $ 36,453
                                   ========  ========  ========
  LIABILITIES AND STOCKHOLDERS'
         EQUITY (DEFICIT)
Current liabilities:
 Bank line of credit.............  $    --   $    --   $  2,000
 Current portion of capital
  lease obligations..............       166       178        90
 Accounts payable................     1,405     6,059     7,170
 Accrued payroll and related
  expenses.......................       493       937     1,297
 Warranty accrual................        24       355     1,067
 Other accrued expenses..........        89       179     1,215
 Income taxes payable............       --        --      1,004
 Deferred revenue................        23       371       898
                                   --------  --------  --------
     Total current liabilities...     2,200     8,079    14,741
                                   --------  --------  --------
Capital lease obligations, net of
 current portion.................       178       --        --
                                   --------  --------  --------
Commitments and contingencies
 (Note 3)
Redeemable convertible preferred
 stock, $0.0001 par value,
 aggregate liquidation preference
 of $30,150 at December 31, 1998
 and $30,514 at June 30, 1999:
   Authorized--22,750,431 shares
    at June 30, 1999 and
    5,000,000 shares pro forma
   Issued and outstanding--
   14,755,425 shares at December
   31, 1997, 22,487,385 shares
   at December 31, 1998,
   22,674,885 shares at June 30,
   1999 and none pro forma.......    15,119    30,085    31,085
                                   --------  --------  --------
Stockholders' equity (deficit):
 Common stock, $0.0001 par
  value:
   Authorized--75,000,000 shares
    at June 30, 1999 and
    200,000,000 shares pro forma
   Issued and outstanding--
    26,271,563 shares at
    December 31, 1997, 27,915,984
    shares at December 31, 1998,
    27,961,044 shares at June 30,
    1999 and 50,635,929 shares
    pro forma....................         3         3         3     $      5
 Treasury stock..................       --        --         (4)          (4)
 Additional paid-in capital......       768     6,120    22,252       53,335
 Notes receivable from
  stockholders...................      (260)     (713)     (859)        (859)
 Deferred stock compensation.....       --     (3,964)  (13,404)     (13,404)
 Accumulated deficit.............   (11,020)  (20,372)  (17,361)     (17,361)
                                   --------  --------  --------     --------
     Total stockholders' equity
      (deficit)..................   (10,509)  (18,926)   (9,373)    $ 21,712
                                   --------  --------  --------     ========
                                   $  6,988  $ 19,238  $ 36,453
                                   ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                             FOUNDRY NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                Period from
                                 Inception
                                 (May 22,     Year Ended      Six Months Ended
                                 1996) to    December 31,         June 30,
                                December 31 ----------------  ------------------
                                   1996      1997     1998      1998      1999
                                ----------- -------  -------  --------  --------
                                                                 (unaudited)
Revenue, net..................    $   --    $ 3,381  $17,039  $  4,203  $ 39,487
Cost of revenue...............        --      1,835    8,433     2,082    18,341
                                  -------   -------  -------  --------  --------
  Gross profit................        --      1,546    8,606     2,121    21,146
                                  -------   -------  -------  --------  --------
Operating expenses:
  Research and development....      1,914     5,403    8,797     3,250     3,625
  Sales and marketing.........        --      3,419    7,258     2,745     6,973
  General and administrative..        226     1,853    1,589       569     1,655
  Amortization of deferred
   stock compensation.........        --        --       727       --      4,902
                                  -------   -------  -------  --------  --------
    Total operating expenses..      2,140    10,675   18,371     6,564    17,155
                                  -------   -------  -------  --------  --------
Income (loss) from
 operations...................     (2,140)   (9,129)  (9,765)   (4,443)    3,991
Interest income, net..........        127       122      413       213        24
                                  -------   -------  -------  --------  --------
Income (loss) before provision
 for income taxes.............     (2,013)   (9,007)  (9,352)   (4,230)    4,015
Provision for income taxes....        --        --       --        --      1,004
                                  -------   -------  -------  --------  --------
Net income (loss).............    $(2,013)  $(9,007) $(9,352) $ (4,230) $  3,011
                                  =======   =======  =======  ========  ========
Basic net income (loss) per
 share........................    $ (0.99)  $ (1.33) $ (0.69) $  (0.35) $   0.17
                                  =======   =======  =======  ========  ========
Weighted average shares used
 in computing basic net income
 (loss) per share.............      2,024     6,785   13,488    12,044    18,246
                                  =======   =======  =======  ========  ========
Diluted net income (loss) per
 share........................    $ (0.99)  $ (1.33) $ (0.69) $  (0.35) $   0.06
                                  =======   =======  =======  ========  ========
Weighted average shares used
 in computing diluted net
 income (loss) per share......      2,024     6,785   13,488    12,044    52,320
                                  =======   =======  =======  ========  ========
Pro forma basic net income
 (loss) per share
 (unaudited)..................                       $ (0.27)           $   0.07
                                                     =======            ========
Weighted average shares used
 in computing pro forma basic
 net income (loss) per share
 (unaudited)..................                        34,323              40,755
                                                     =======            ========

   The accompanying notes are an integral part of these financial statements.

                            FOUNDRY NETWORKS, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)
                                (in thousands)

                     Redeemable
                     Convertible                                                   Notes
                  Preferred Stock  Common Stock   Treasury Stock     Additional  Receivable    Deferred
                  ---------------- -------------- ----------------    Paid-in       From        Stock     Accumulated
                  Shares   Amount  Shares  Amount Shares   Amount     Capital   Stockholders Compensation   Deficit
                  ------- -------- ------  ------ -------  -------   ---------- ------------ ------------ -----------
BALANCES AT
INCEPTION........     --  $    --     --    $--       --    $   --    $   --       $ --        $    --     $    --
 Issuance of
 common stock to
 founders for
 cash and
 technology
 rights..........     --       --  16,470      2      --        --        108        --             --          --
 Exercise of
 stock options
 for notes
 receivable......     --       --     713    --       --        --         47        (47)           --          --
 Issuance of
 Series A
 redeemable
 convertible
 preferred stock,
 net of issuance
 costs of $31....   8,625    5,719    --     --       --        --        --         --             --          --
 Net loss........     --       --     --     --       --        --                   --             --       (2,013)
                  ------- -------- ------   ----   ------   -------   -------      -----       --------    --------
BALANCES AT
DECEMBER 31,
1996.............   8,625    5,719 17,183      2      --        --        155        (47)           --       (2,013)
 Exercise of
 stock options
 for cash........     --            6,239      1      --        --        415        --             --          --
 Exercise of
 stock options
 for notes
 receivable......     --            3,075    --       --        --        213       (213)           --          --
 Issuance of
 Series B
 redeemable
 convertible
 preferred
 stock...........   6,130    9,400    --     --       --        --        --         --             --          --
 Repurchase of
 common stock....     --       --    (225)   --       --        --        (15)       --             --          --
 Net loss........     --       --     --     --       --        --        --         --             --       (9,007)
                  ------- -------- ------   ----   ------   -------   -------      -----       --------    --------
BALANCES AT
DECEMBER 31,
1997.............  14,755   15,119 26,272      3      --        --        768       (260)           --      (11,020)
 Exercise of
 stock options
 for cash........     --       --     550    --       --        --        212        --             --          --
 Exercise of
 stock options
 for notes
 receivable......     --       --   1,477    --       --        --        474       (474)           --          --
 Issuance of
 Series C
 redeemable
 convertible
 preferred stock,
 net of issuance
 costs of $34....   7,732   14,966    --     --       --        --        --         --             --          --
 Deferred stock
 compensation....     --       --     --     --       --        --      4,691        --          (4,691)        --
 Amortization of
 deferred stock
 compensation....     --       --     --     --       --        --        --         --             727         --
 Repurchase of
 common stock....     --       --    (383)   --       --        --        (25)       --             --          --
 Cancellation of
 notes receivable
 from
 stockholders....     --       --     --     --       --        --        --          21            --          --
 Net loss........     --       --     --     --       --        --        --         --             --       (9,352)
                  ------- -------- ------   ----   ------   -------   -------      -----       --------    --------
BALANCES AT
DECEMBER 31,
1998.............  22,487   30,085 27,916      3      --        --      6,120       (713)        (3,964)    (20,372)
 Exercise of
 stock options
 for cash
 (unaudited).....     --       --     522    --       --        --      1,644        --             --          --
 Exercise of
 stock options
 for notes
 receivable
 (unaudited).....     --       --     123    --       --        --        146       (146)           --          --
 Issuance of
 Series C
 redeemable
 convertible
 preferred stock
 (unaudited).....     188    1,000    --     --       --        --        --         --             --          --
 Deferred stock
 compensation
 (unaudited).....     --       --     --     --       --        --     14,342        --         (14,342)        --
 Amortization of
 deferred stock
 compensation
 (unaudited).....     --       --     --     --       --        --        --         --           4,902         --
 Repurchase of
 common stock
 from a founder
 (unaudited).....     --       --    (600)   --       600        (4)      --         --             --          --
 Net income
 (unaudited).....     --       --     --     --       --        --        --         --             --        3,011
                  ------- -------- ------   ----   ------   -------   -------      -----       --------    --------
BALANCES AT JUNE
30, 1999
(unaudited)......  22,675 $ 31,085 27,961   $  3      600   $    (4)  $22,252      $(859)      $(13,404)   $(17,361)
                  ======= ======== ======   ====   ======   =======   =======      =====       ========    ========
                      Total
                  Stockholders'
                     Equity
                    (Deficit)
                  -------------
BALANCES AT
INCEPTION........    $   --
 Issuance of
 common stock to
 founders for
 cash and
 technology
 rights..........        110
 Exercise of
 stock options
 for notes
 receivable......        --
 Issuance of
 Series A
 redeemable
 convertible
 preferred stock,
 net of issuance
 costs of $31....        --
 Net loss........     (2,013)
                  -------------
BALANCES AT
DECEMBER 31,
1996.............     (1,903)
 Exercise of
 stock options
 for cash........        416
 Exercise of
 stock options
 for notes
 receivable......        --
 Issuance of
 Series B
 redeemable
 convertible
 preferred
 stock...........        --
 Repurchase of
 common stock....        (15)
 Net loss........     (9,007)
                  -------------
BALANCES AT
DECEMBER 31,
1997.............    (10,509)
 Exercise of
 stock options
 for cash........        212
 Exercise of
 stock options
 for notes
 receivable......        --
 Issuance of
 Series C
 redeemable
 convertible
 preferred stock,
 net of issuance
 costs of $34....        --
 Deferred stock
 compensation....        --
 Amortization of
 deferred stock
 compensation....        727
 Repurchase of
 common stock....        (25)
 Cancellation of
 notes receivable
 from
 stockholders....         21
 Net loss........     (9,352)
                  -------------
BALANCES AT
DECEMBER 31,
1998.............    (18,926)
 Exercise of
 stock options
 for cash
 (unaudited).....      1,644
 Exercise of
 stock options
 for notes
 receivable
 (unaudited).....        --
 Issuance of
 Series C
 redeemable
 convertible
 preferred stock
 (unaudited).....        --
 Deferred stock
 compensation
 (unaudited).....        --
 Amortization of
 deferred stock
 compensation
 (unaudited).....      4,902
 Repurchase of
 common stock
 from a founder
 (unaudited).....         (4)
 Net income
 (unaudited).....      3,011
                  -------------
BALANCES AT JUNE
30, 1999
(unaudited)......    $(9,373)
                  =============

  The accompanying notes are an integral part of these financial statements.

                             FOUNDRY NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                               Period
                                from
                             Inception
                              (May 22,      Year Ended      Six Months Ended
                              1996) to     December 31,          June 30,
                            December 31, -----------------  ------------------
                                1996      1997      1998      1998      1999
                            ------------ -------  --------  --------  --------
                                                               (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)........    $(2,013)   $(9,007) $ (9,352) $ (4,230) $  3,011
 Adjustments to reconcile
  net income (loss) to net
  cash provided by (used
  in) operating
  activities:
   Depreciation...........         88        469       630       326       226
   Amortization of
    deferred stock
    compensation..........        --         --        727       --      4,902
   Cancellation of notes
    receivable from
    stockholders..........        --         --         21       --        --
   Provision for allowance
    for doubtful
    accounts..............        --          10       389        89       675
   Provision for excess
    and obsolete
    inventories...........        --         106     1,012        34     1,113
   Issuance of common
    stock for certain
    technology rights.....         94        --        --        --        --
   Change in operating
    assets and
    liabilities:
     Accounts receivable..        --      (1,244)   (5,762)       18    (7,449)
     Inventories..........        --      (1,603)   (6,716)     (862)   (3,647)
     Prepaid expenses and
      other current
      assets..............        (78)      (285)       (4)       41      (215)
     Accounts payable.....        117      1,288     4,654      (122)    1,111
     Accrued liabilities..        123        483       865        25     2,108
     Income taxes
      payable.............        --         --        --        --      1,004
     Deferred revenue.....        --          23       348        67       527
                              -------    -------  --------  --------  --------
      Net cash provided by
       (used in) operating
       activities.........     (1,669)    (9,760)  (13,188)   (4,614)    3,366
                              -------    -------  --------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and
  equipment...............       (243)      (526)     (414)     (218)     (145)
                              -------    -------  --------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Proceeds from bank line
   of credit..............        --         --        --        --      2,000
  Principal payments on
   capital lease
   obligations............        --        (156)     (166)      (82)      (88)
  Proceeds from issuance
   of common stock........         16        416       212        32     1,644
  Repurchase of common
   stock..................        --         (15)      (25)      --         (4)
  Net proceeds from
   issuance of redeemable
   convertible preferred
   stock..................      5,719      9,400    14,966    14,966     1,000
                              -------    -------  --------  --------  --------
      Net cash provided by
       financing
       activities.........      5,735      9,645    14,987    14,916     4,552
                              -------    -------  --------  --------  --------
INCREASE (DECREASE) IN
 CASH AND CASH
 EQUIVALENTS..............      3,823       (641)    1,385    10,084     7,773
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD......        --       3,823     3,182     3,182     4,567
                              -------    -------  --------  --------  --------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD............    $ 3,823    $ 3,182  $  4,567  $ 13,266  $ 12,340
                              =======    =======  ========  ========  ========
SUPPLEMENTAL SCHEDULE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES:
 Purchase of property and
  equipment through
  capital lease
  obligations.............    $   500    $   --   $    --   $    --   $    --
 Issuance of common stock
  for notes receivable....         47        213       474        85       146
 Increase in treasury
  stock on repurchase of
  common stock............        --         --        --        --          4
 Cash paid for interest...        --          28        18         9        48
 Cash paid for income
  taxes...................        --           2         1         1         3

   The accompanying notes are an integral part of these financial statements.

                             FOUNDRY NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS
 (All information as of and for the six months ended June 30, 1998 and 1999 is unaudited)

1. ORGANIZATION OF THE COMPANY:

  Foundry Networks, Inc. (the Company or Foundry) was incorporated in Delaware on May 22, 1996 under the name Perennium Networks, Inc., and changed its name to StarRidge Networks, Inc. on June 5, 1996 and to Foundry Networks, Inc. on January 22, 1997. Foundry designs, develops, manufactures and markets a comprehensive suite of high performance networking products for enterprises and Internet service providers.

  During 1997, Foundry commenced commercial shipment of its products and emerged from the development stage. Although no longer in the development stage, Foundry continues to be subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, dependence on key individuals, dependence on key suppliers of integral components, successful development and marketing of products, the ability to obtain adequate financing to support growth and competition from substitute products and larger companies with greater financial, technical, management and marketing resources.

2. SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Financial Data

  The unaudited interim financial statements for the six months ended June 30, 1998 and 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. Results for the six months ended June 30, 1999 are not necessarily indicative of results in future periods.

Use of Estimates in Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Stock Split

  In July 1999, Foundry's board of directors approved a three for two stock split of Foundry's outstanding common and preferred stock. All share and per share information included in these financial statements have been retroactively adjusted to reflect this stock split.

Cash and Cash Equivalents

  Cash and cash equivalents consist of cash deposited in checking and money market accounts with original maturities of less than three months.

Inventories

  Inventories are stated on a first-in, first-out basis at the lower of cost or market, and include purchased parts, labor and manufacturing overhead. Inventories consist of the following (in thousands):

                             FOUNDRY NETWORKS, INC.

                                                     December 31,
                                                     -------------
                                                      1997   1998  June 30, 1999
                                                     ------ ------ -------------
                                                                    (unaudited)
   Purchased parts.................................. $  577 $5,302    $6,643
   Work-in-process..................................    667  1,281     1,393
   Finished goods...................................    253    618     1,699
                                                     ------ ------    ------
                                                     $1,497 $7,201    $9,735
                                                     ====== ======    ======

  Provision for excess and obsolete inventory in the amounts of $106,000, $1,012,000 and $1,113,000 were recorded for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, respectively. Approximately $779,000 of work-in-process inventory was consigned at contract manufacturers' sites as of December 31, 1998.

Concentrations

  Financial instruments that potentially subject Foundry to a concentration of credit risk principally consist of accounts receivable. Foundry performs ongoing credit evaluations of its customers and generally does not require collateral. To date, credit losses have been immaterial and within management's expectations. During the year ended December 31, 1998, Foundry provided approximately $389,000 to its allowance for doubtful accounts. Total write-offs of uncollectible amounts were immaterial during fiscal 1997 and 1998. Ten customers accounted for 78% and 58% of trade receivables as of December 31, 1997 and 1998, respectively.

  Foundry purchases several key components used in the manufacture of products from single or limited sources and depends on supply from these sources to meet its needs. In addition, Foundry depends on contract manufacturers for major portions of the manufacturing requirements. The inability of the suppliers or manufacturers to fulfill the production requirements of Foundry could negatively impact future results.

Property and Equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives as follows:

   Computers and related equipment...................................... 2 years
   Furniture and fixtures............................................... 3 years

Revenue Recognition

  Foundry generally recognizes product revenue upon shipment to customers. Revenue from customer support services is deferred and recognized on a straight-line basis over the contractual period. At shipment date, Foundry establishes an accrual for estimated warranty expenses associated with sales. From inception to December 31, 1998, Foundry did not record a reserve for sales returns because product returns were immaterial. For the six months ended June 30, 1999, Foundry recorded a reserve for sales returns equal to $250,000 for direct product sales to end users, consistent with increasing revenue, which has been netted with revenue in the statements of operations. The contracts with distributors do not provide for rights of return and the contract with the original equipment manufacturer also does not provide for rights of return except in the event products do not meet specifications or there has been an epidemic failure, as defined in the agreement.

                             FOUNDRY NETWORKS, INC.

  During 1997 and 1998 and the six months ended June 30, 1999, approximately 100%, 99% and 99%, respectively, of Foundry's total revenue was derived from product sales. The percentages of revenue to significant customers were as follows:

                                                    Year Ended       Six Months
                                                   December 31,         Ended
                                                   ---------------    June 30,
                                                    1997     1998       1999
                                                   ------   ------   -----------
                                                                     (unaudited)
   Customer A.....................................     49%      21%       10%
   Customer B.....................................     14%      --        --
   Customer C.....................................     --       --        17%
   Customer D.....................................     --       --        15%

  Sales in significant markets are as follows (in thousands):

                                                        Year Ended   Six Months
                                                       December 31,     Ended
                                                      --------------  June 30,
                                                       1997   1998      1999
                                                      ------ ------- -----------
                                                                     (unaudited)
   United States..................................... $1,649 $11,816   $30,972
   Japan.............................................  1,647   3,657     4,055

  Foundry sells to various countries in North America, Europe, Asia, South America and Australia. Sales to individual countries other than disclosed above within these continents represent less than 10% of total revenue.

Software Development Costs

  Foundry accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of eligible product development costs begins upon the establishment of technological feasibility, which Foundry has defined as completion of a working model. Internally generated costs which were eligible for capitalization, after consideration of factors such as realizable value, were not material for the period from inception to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

Computation of Per Share Amounts

  Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net income
(loss) per common share as if such stock had been outstanding for all periods presented. To date, Foundry has not had any issuances or grants for nominal consideration.

  In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. For the period from inception to December 31, 1996, the

                             FOUNDRY NETWORKS, INC.

years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 Foundry has excluded all convertible preferred stock, outstanding stock options and shares subject to repurchase from the calculation of diluted net loss per common share because all such securities are anti-dilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per common share were 13,873,500, 16,613,744, 26,001,285, and 24,927,645 for the period from inception to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998, respectively. For the six months ended June 30, 1999, diluted net income per common share has been calculated assuming the conversion of all dilutive potential common stock. Pro forma basic net income (loss) per common share has been calculated assuming the conversion of the redeemable convertible preferred stock using the if-converted method into an equivalent number of common shares as if the shares had been converted on the dates of issuance.

                              Period from
                             Inception (May    Year Ended        Six Months
                              22, 1996) to    December 31,      Ended June 30,
                              December 31,  -----------------  ----------------
                                  1996        1997     1998     1998     1999
                             -------------- --------  -------  -------  -------
                                  (in thousands, except per share data)
                                                                 (unaudited)
Net income (loss)..........     $(2,013)    $ (9,007) $(9,352) $(4,230) $ 3,011
                                -------     --------  -------  -------  -------
Basic:
  Weighted average shares
   of common stock
   outstanding.............      10,079       22,490   26,699   26,351   28,043
  Less: Weighted average
   shares subject to
   repurchase..............      (8,055)     (15,705) (13,211) (14,307)  (9,797)
                                -------     --------  -------  -------  -------
  Weighted average shares
   used in computing basic
   net income (loss) per
   common share............       2,024        6,785   13,488   12,044   18,246
                                =======     ========  =======  =======  =======
Basic net income (loss) per
 common share..............     $ (0.99)    $  (1.33) $ (0.69) $ (0.35) $  0.17
                                =======     ========  =======  =======  =======
Diluted:
  Weighted average shares
   of common stock
   outstanding.............                                              28,043
  Add: Weighted average
   dilutive potential
   common stock............                                              24,277
                                                                        -------
  Weighted average shares
   used in computing
   diluted net income
   (loss) per common
   share...................       2,024        6,785   13,488   12,044   52,320
                                =======     ========  =======  =======  =======
Diluted net income (loss)
 per common share..........     $ (0.99)    $  (1.33) $ (0.69) $ (0.35) $  0.06
                                =======     ========  =======  =======  =======
Pro forma basic:
  Shares used above........                            13,488            18,246
  Pro forma adjustment to
   reflect weighted effect
   of assumed conversion of
   redeemable convertible
   preferred stock
   (unaudited).............                            20,835            22,509
                                                      -------           -------
  Weighted average shares
   used in computing pro
   forma basic net income
   (loss) per common share
   (unaudited).............                            34,323            40,755
                                                      =======           =======
Pro forma basic net income
 (loss) per common share
 (unaudited)...............                           $ (0.27)          $  0.07
                                                      =======           =======

                             FOUNDRY NETWORKS, INC.

Stock-Based Compensation

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation (SFAS No. 123), in October 1995. This accounting standard permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB Opinion 25) to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB Opinion 25 are required to disclose the pro forma net income
(loss) that would have resulted from the use of the fair value based method. Foundry has elected to determine the value of stock-based compensation arrangements under the provisions of APB Opinion 25, and accordingly, the pro forma disclosures required under SFAS No. 123 have been included in Note 5.

Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," (SFAS No. 130) which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130 was adopted by Foundry in 1998. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive income (loss) for the period from inception to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999 equaled net income (loss).

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.
131). SFAS No. 131 was adopted by Foundry in 1997. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. Foundry is organized and operates as one operating segment, the design, development, manufacturing and marketing of high performance Gigabit Ethernet switches, switching routers, server load balancing and transparent caching switches.

  In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP No. 98-1). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 was adopted by Foundry in 1998. The adoption of SOP No. 98-1 did not have a material impact on Foundry's financial position or results of operations.

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on Foundry's financial position or results of operations.

  In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," (SOP No. 98-9). SOP No. 98-9 amends SOP No. 97-2 and SOP No. 98-4 by extending the deferral of the application of certain provisions of SOP No. 97-2 amended by SOP No. 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP No. 98-9 are effective for

                             FOUNDRY NETWORKS, INC.

transactions entered into in fiscal years beginning after March 15, 1999. Foundry has not had significant software sales to date and management does not expect the adoption of SOP No. 98-9 to have a significant effect on the financial position or results of operations.

3. COMMITMENTS AND CONTINGENCIES:

  Foundry leases its office facilities under a noncancellable operating lease expiring in October 2001. Rent expense was approximately $66,000, $245,000 and $263,000, respectively, for the period from inception to December 31, 1996 and the years ended December 31, 1997 and 1998.

  Foundry leases equipment under a long-term lease agreement that is classified as a capital lease. The lease expires in December 1999. Future payments on the lease together with the present value of the payments, as of December 31, 1998 were as follows (in thousands):

                                                               Capital Operating
                                                                Lease    Lease
                                                               ------- ---------
   1999.......................................................  $ 184    $248
   2000.......................................................     --     258
   2001.......................................................     --     235
                                                                -----    ----
     Total minimum lease payments.............................    184    $741
                                                                         ====
   Less: Amount representing interest (6.6%)..................     (6)
                                                                -----
   Present value of minimum lease payments....................    178
   Less: Current portion of capital lease obligations.........   (178)
                                                                -----
   Long-term portion of capital lease obligations.............  $  --
                                                                =====

  Included in property and equipment are assets acquired under capital lease obligations with a cost and related accumulated depreciation of approximately $500,000 and $312,000, respectively, at December 31, 1997 and $500,000 and
$500,000, respectively, at December 31, 1998.

  Foundry is subject to various claims which arise in the normal course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on Foundry's financial position or results of operations. During 1997, Foundry incurred costs and expenses in the amount of $750,000 related to the settlement of a lawsuit, which is reflected in the 1997 statements of operations under general and administrative expenses.

                             FOUNDRY NETWORKS, INC.

4. INCOME TAXES:

  Foundry accounts for income taxes pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". A valuation allowance has been recorded for the total net deferred tax assets as a result of uncertainties regarding realization of the assets based upon the limited operating history of Foundry, the lack of profitability to date and the uncertainty of future profitability. As of December 31, 1997 and 1998, components of the net deferred income tax assets were as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
      Net operating loss carryforwards.......................... $3,348  $6,126
      Capitalized start-up costs................................    699     552
      Capitalized organization costs............................     12       9
      Tax credits...............................................    514   1,348
      Reserve and other cumulative temporary differences........    345   1,150
                                                                 ------  ------
                                                                  4,918   9,185
      Less: Valuation allowance................................. (4,918) (9,185)
                                                                 ------  ------
        Net deferred tax assets................................. $   --  $   --
                                                                 ======  ======

  As of December 31, 1998, Foundry had cumulative net operating loss carryforwards for federal and state income tax reporting purposes of approximately $15.3 million, which expire in various periods from 2003 to 2015. Under current tax law, net operating loss carryforwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interests. As of December 31, 1997 and 1998, Foundry had no significant deferred tax liabilities.

  The income tax provision for the six months ended June 30, 1999 is based upon the estimated annualized tax rate and differs from the statutory rate of 34% primarily due to application of the benefit from the net operating loss offset by the amortization of deferred compensation expense recorded for financial reporting purposes but not for tax purposes.

5. STOCKHOLDERS' EQUITY (DEFICIT):

Redeemable Convertible Preferred Stock

  In June 1996, Foundry issued 8,625,000 shares of Series A redeemable convertible preferred stock (Series A) at $0.67 per share. In June to December 1997, Foundry issued 6,130,425 shares of Series B redeemable convertible preferred stock (Series B) at $1.53 per share. In March 1998 Foundry issued 7,731,960 shares of Series C redeemable convertible preferred stock (Series C) at $1.94 per share. The rights with respect to Series A, B and C are as follows:

  Dividends

  Holders of Series A, B and C are entitled to receive non-cumulative dividends at an annual rate of $0.05, $0.11 and $0.15 per share, respectively, when and if declared by the board of directors. No distributions may be made to holders of common stock until all dividends declared on Series A, B and C have been paid. No dividends have been declared or paid through December 31, 1998.

                             FOUNDRY NETWORKS, INC.

  Liquidation

  In the event of liquidation, Series A, B and C stockholders have a preference of $0.67, $1.53 and $1.94 per share (with the Series C having a preference over Series A and B, and Series B having a preference over Series A), respectively, plus all declared and unpaid dividends over holders of the common stock. Thereafter, all remaining assets will be distributed among holders of common stock as if the Series A, B and C shares were converted into common stock.

  Conversion

  Each share of outstanding preferred stock is convertible, at the option of the holder, into one share of common stock. The conversion rate is subject to adjustment based on a formula to prevent dilution. Each share of convertible preferred stock will automatically convert into common stock upon the closing of a public offering resulting in proceeds of not less than $20,000,000.

  Redemption

  Each share of outstanding preferred stock must be redeemed in four annual installments beginning on March 19, 2004, and continuing thereafter on each March 19 until and including March 19, 2007. The preferred stock is redeemable for cash equal to $0.67, $1.53 and $1.94 per share of Series A, B and C, respectively (as adjusted for any stock dividends, combinations or splits).

  Voting Rights

  The holders of Series A, B and C are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

Common Stock

  Foundry had 26,271,563 and 27,915,984 shares of common stock issued and outstanding at December 31, 1997 and 1998, respectively. Included in such outstanding shares are 16,470,000 shares issued to Foundry's founders in 1996 (the Founders Shares). The Founders Shares were issued subject to a repurchase option by Foundry. The Founders Shares vest out of the repurchase option 25 percent upon issuance, with the balance vesting ratably each month for the 48 months after issuance. At December 31, 1998, approximately 4,375,500 of the Founders Shares are unvested and no Founders Shares had been repurchased. As further defined in the respective stock purchase agreements, (i) any unvested Founders Shares immediately vest prior to the sale or merger of Foundry to certain non-controlled parties and (ii) Foundry has certain rights of first refusal to repurchase the Founders Shares until such time that Foundry's common shares trade on a public market.

                             FOUNDRY NETWORKS, INC.

  The following shares of common stock have been reserved for future issuance as of December 31, 1998:

      Conversion of Series A convertible redeemable preferred
       stock outstanding..........................................  8,625,000
      Conversion of Series B convertible redeemable preferred
       stock outstanding..........................................  6,130,425
      Conversion of Series C convertible redeemable preferred
       stock outstanding..........................................  7,731,960
      1996 Stock Plan.............................................  4,851,516
      Conversion of preferred stock warrants outstanding..........     45,000
                                                                   ----------
                                                                   27,383,901
                                                                   ==========

Notes Receivable from Stockholders

  Foundry's stock option plan allows for the exercise of stock options in exchange for stockholders' notes receivable. The following table summarizes the non-recourse notes receivable outstanding as of December 31, 1998 (in thousands, except interest rate):

   Maturity
     Date                               Principal Number of Shares Interest Rate
   --------                             --------- ---------------- -------------
   2001................................   $ 36           713        6.16%
   2002................................   $203         2,745        5.97%--6.68%
   2003................................   $474         1,477        5.03%--5.58%

Preferred Stock Warrants

  During October 1996, in connection with a sales and leaseback arrangement, Foundry issued warrants, to the lessor to purchase 45,000 shares of Series A at $0.67 per share, which will convert to warrants to purchase common stock upon completion of an initial public offering. At the date of issuance, the value of the warrants were deemed immaterial and, accordingly, no expense was recorded. These warrants expire in September 2003.

Pro Forma Stockholders' Equity

  The board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (IPO). If the IPO is consummated under the terms presently anticipated, (i) all of the outstanding redeemable convertible preferred stock at June 30, 1999 will be converted into 22,674,885 shares of common stock upon the closing of the IPO. The effect of the conversion has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet as of June 30, 1999. Upon completion of the IPO, the Company will be authorized to issue 200,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value.

Stock Options

  Under Foundry's 1996 Stock Plan (the Plan), the board of directors authorized the issuance of 16,905,000 shares to employees and consultants as of December 31, 1998. Nonstatutory options granted under the Plan must be issued at a price equal to at least 85% of the fair

                             FOUNDRY NETWORKS, INC.

market value of Foundry's common stock at the date of grant if granted to others. Incentive stock options granted under the Plan must be issued at a price at least equal to the fair market value of Foundry's common stock at the date of grant. All options may be exercised at any time within ten years of the date of grant or within one month of termination of employment, or such shorter time as may be provided in the stock option agreement, and vest over a vesting schedule determined by the board of directors, generally four years.

  The following option activity in the Plan occurred during the period from inception (May 22, 1996) to June 30, 1999:

                                                                     Weighted
                                                       Options       Average
                                                     Outstanding  Exercise Price
                                                     -----------  --------------
        Granted.....................................  5,916,000       $0.07
        Exercised...................................   (712,500)       0.07
                                                     ----------
      Balances, December 31, 1996...................  5,203,500        0.07
        Granted.....................................  6,375,750        0.09
        Exercised................................... (9,314,063)       0.07
        Cancelled...................................   (451,875)       0.07
                                                     ----------
      Balances, December 31, 1997...................  1,813,312        0.13
        Granted.....................................  4,083,750        0.41
        Exercised................................... (2,026,921)       0.34
        Cancelled...................................   (401,250)       0.17
                                                     ----------
      Balances, December 31, 1998...................  3,468,891        0.34
        Granted (unaudited).........................  2,536,500        4.29
        Exercised (unaudited).......................   (645,061)       2.77
        Cancelled (unaudited).......................    (96,877)       0.20
                                                     ----------
      Balances, June 30, 1999 (unaudited)...........  5,263,453        1.95
                                                     ==========

  As of December 31, 1998, Foundry had issued an aggregate of 12,053,484 shares of common stock to employees of Foundry of which 6,474,402 shares are subject to repurchase rights at the option of Foundry at $0.07-$0.67 per share. In 1997 and 1998, Foundry repurchased 225,000 and 382,500 shares, respectively, of unvested common stock from employees at $0.07 per share. As of June 30, 1999, an aggregate of 443,002 shares were available for future option grants under the Plan.

                             FOUNDRY NETWORKS, INC.

  The following table summarizes information about stock options outstanding and vested at December 31, 1998:

                                    Options Outstanding         Options Vested
                             --------------------------------- -----------------
                                          Weighted-
                                           Average   Weighted-         Weighted-
                                          Remaining   Average           Average
   Exercise                    Number    Contractual Exercise  Number  Exercise
     Prices                  Outstanding    Life       Price   Vested    Price
   --------                  ----------- ----------- --------- ------- ---------
   $0.07....................    787,266     8.06       $0.07   286,119   $0.07
   $0.20....................    489,000     8.63       $0.20   122,250   $0.20
   $0.33....................  1,316,625     9.54       $0.33    39,718   $0.33
   $0.67....................    876,000     9.84       $0.67     2,516   $0.67
                              ---------                        -------
   $0.07-$0.67..............  3,468,891                $0.34   450,603
                              =========                        =======

                                                                     Weighted
                                                        Number of    Average
                                                         Options  Exercise Price
                                                        --------- --------------
       Vested at December 31, 1997.....................  300,156      $0.07
       Vested at December 31, 1998.....................  450,603      $0.13
       Vested at June 30, 1999 (unaudited).............  568,293      $0.23

  Foundry accounts for stock options issued to employees under APB Opinion No. 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense been determined consistent with SFAS No. 123, net income would have decreased and losses would have increased to the following pro forma amounts (in thousands except per share data):

                                  Period
                              from Inception     Year Ended
                             (May 22, 1996) to   December 31,      Six Months
                               December 31,    ----------------  Ended June 30,
                                   1996         1997     1998         1999
                             ----------------- -------  -------  --------------
                                                                  (unaudited)
Net income (loss) as
 reported..................       $(2,013)     $(9,007) $(9,352)     $3,011
Pro forma net income
 (loss)....................        (2,035)      (9,060)  (9,483)      2,669
Basic net income (loss) per
 share as reported.........         (0.99)       (1.33)   (0.69)       0.17
Pro forma net income (loss)
 per share.................         (1.01)       (1.33)   (0.70)       0.15
Diluted net income (loss)
 per share as reported.....         (0.99)       (1.33)   (0.69)       0.06
Pro forma diluted net
 income (loss) per share...         (1.01)       (1.33)   (0.70)       0.05

  The weighted average fair value of options granted during 1996, 1997 and 1998 was $0.01, $0.02 and $0.08, respectively. Pursuant to the provisions of SFAS No. 123, the compensation cost associated with options granted in 1996, 1997 and 1998 was estimated on the grant date using the Black-Scholes model and the following assumptions:

      Risk free interest rate..................................... 5.13 to 6.83%
      Average expected life of option.............................      4 years
      Dividend yield..............................................            0%
      Volatility of common stock..................................         0.01%

                             FOUNDRY NETWORKS, INC.

  In connection with the issuance of certain stock options to employees in 1998 and for the six months ended June 30, 1999, Foundry has recorded deferred stock compensation in the aggregate amount of approximately $4.7 million and $14.3 million, respectively, representing the difference between the deemed fair value of Foundry's common stock for accounting purposes and the exercise price of stock options at the date of grant. Foundry is amortizing the deferred stock compensation expense over the vesting period, generally four years. For the year ended December 31,1998 and the six months ended June 30, 1999, amortization expense was approximately $727,000 and $4.9 million, respectively. At June 30, 1999, the remaining deferred stock compensation of approximately $13.4 million will be amortized as follows: $4.0 million in the last two quarters of fiscal 1999, $5.2 million during fiscal 2000, $2.8 million during fiscal 2001, $1.2 million during fiscal 2002 and $189,000 during fiscal 2003. The amortization expense relates to options granted to employees in all operating expense categories. The amortization of deferred stock compensation has not been separately allocated to these categories. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

6. SUBSEQUENT EVENTS:

  In January 1999, Foundry granted 529,500 nonstatutory stock options to certain key employees outside of the 1996 Stock Plan at an exercise price of $1.67 per share. The options vest over a four-year period and expire in January 2009. The weighted average remaining contractual life of the options was 9.6 years as of June 30, 1999.

  In January 1999, the Company entered into a lease agreement for additional office facilities. The following summarizes future payments (in thousands):

             1999................................ $126
             2000................................   18
                                                  ----
                                                  $144
                                                  ====

  In February 1999, Foundry entered into a revolving line of credit agreement (the Agreement) with a bank which expires on February 18, 2000. The Agreement provides for borrowings up to $10,000,000 of eligible accounts receivable at the bank's prime rate. Borrowings are collaterized by substantially all of Foundry's assets. The Agreement contains restrictive covenants which, among other things, require Foundry to maintain certain financial ratios and limits the payment of dividends. Borrowings outstanding under the line of credit as of June 30, 1999 were $2,000,000.

  In March 1999, Foundry issued a letter of credit in the amount of $1,000,000 to a supplier which expires on December 31, 1999.

  In May 1999, the board of directors approved an amendment to Foundry's 1996 Stock Plan to increase the number of shares of common stock reserved under the Plan from 16,905,000 to 18,405,000 shares. In July 1999, an additional 3,000,000 shares of common stock were reserved under the Plan to increase the total to 21,405,000.

  In June 1999, Foundry issued 187,500 shares of Series C redeemable convertible preferred stock at $5.33 per share to a family trust, of which a recently appointed director of Foundry is a trustee, for gross proceeds of $1,000,000.

                             FOUNDRY NETWORKS, INC.

  In June 1999, the Company repurchased 600,000 unvested shares from a founder at $0.0067 per share. The repurchase was recorded as treasury stock on the accompanying balance sheet as of June 30, 1999.

  In July 1999, the 1999 Directors' Stock Option Plan was adopted by the board of directors. A total of 675,000 shares of common stock have been reserved for issuance under this plan.

  In July 1999, the 1999 Employee Stock Purchase Plan was adopted by the board of directors. A total of 750,000 shares of common stock have been reserved for issuance under this plan.

  In July 1999, Foundry received a letter from an unrelated company alleging that its ServerIron products infringed one of the other company's patents. Foundry intends to contest this claim and the potential liability and outcome related to this claim cannot be determined at this time.

                              [INSIDE BACK COVER]

                    [FOUNDRY TURBOMAN LOGO AND WEB ADDRESS]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in the prospectus is current only as of its date.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  33
Management...............................................................  47
Principal Stockholders...................................................  57
Certain Transactions.....................................................  59
Description of Capital Stock.............................................  61
Shares Eligible for Future Sale..........................................  64
Underwriting.............................................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Additional Information Available
 to You..................................................................  68
Index to Financial Statements............................................ F-1

Until    , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
-------------------------------------------------------------------------------

 [CORPORATION LOGO]

                             Foundry Networks, Inc.

 5,000,000 Shares

 Common Stock


 Deutsche Banc Alex. Brown

 Merrill Lynch & Co.

 J.P. Morgan & Co.

 Prospectus

       , 1999

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                       --------
   SEC registration fee............................................... $ 25,576
   NASD filing fee....................................................    9,700
   Nasdaq National Market listing fee.................................  100,000
   Printing and engraving expenses....................................  100,000
   Legal fees and expenses............................................  450,000
   Accounting fees and expenses.......................................  250,000
   Blue Sky qualification fees and expenses...........................    5,000
   Transfer Agent and Registrar fees..................................   10,000
   Miscellaneous fees and expenses....................................   14,724
                                                                       --------
     Total............................................................ $965,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Upon completion of this offering, Article XIII of our certificate of incorporation (Exhibit 3.2) and Article VI of our bylaws (Exhibit 3.4) will provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our officers and directors. The Underwriting Agreement (Exhibit 1.1) also provides for cross-indemnification among Foundry and the Underwriters with respect to certain matters, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

  Since inception in May 1996, we have sold and issued the following unregistered securities:

1. In June 1996, we issued and sold 16,470,000 shares of common stock for an aggregate purchase price of $109,800. These shares were issued to the following: Lee Chen, H. Earl Ferguson, Bobby R. Johnson, Jr. and Jeffrey Prince. The shares were paid for by Mr. Johnson and Mr. Ferguson through the assignment of proprietary information valued at $78,500 and $15,000, respectively, and cash consideration from Mr. Chen and Mr. Prince in the amounts of $6,800 and $9,500, respectively.

2. In June 1996, we issued 8,625,000 shares of Series A preferred stock for an aggregate cash consideration of $5,750,000. These shares were issued to the following: Crosspoint Venture Partners (1996), Dixon & Carol Doll Family Trust, DMW Investors '96, Doll Family Partnership, H. Earl Ferguson, Robert Earl Ferguson, Institutional Venture Management VII L.P., Institutional Venture Partners Founders Fund I, LP, Institutional Venture Partners VII L.P., James E. Hulburd and Laura L. Hulburd, Trustees for the Hulburd Family Trust REV TR

   U/A DTD 7/30/92, Bobby R. Johnson, Jr., Joshua L. Green As Trustee of the Community Trust under the Green Family Trust U/A/D 11/6/95, Russell Randolph Scott, University of Michigan Business School Growth Fund, VLG Investments '96 and James P. Wade.

3. In October 1996, we issued warrants to purchase 45,000 shares of Series A preferred stock, which will convert to warrants to purchase common stock upon completion of this offering, to Lighthouse Capital Partners II L.P. in connection with an equipment lease agreement.

4. In June, August and December 1997, we issued a total of 6,130,425 shares of Series B preferred stock for an aggregate cash consideration of $9,399,994.20. These shares were issued to the following: Accel Internet/Strategic Technology Fund L.P., Accel Investors '97 L.P., Accel Keiretsu V L.P., Accel V L.P., Crosspoint Venture Partners (1996), Doll Technology Investment Fund L.P., Ellmore C. Patterson Partners, Institutional Venture Management VII L.P., Institutional Venture Partners Founders Fund I, LP, Institutional Venture Partners VII L.P., Joshua L. Green As Trustee of the Community Trust under the Green Family Trust U/A/D 11/6/95, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co., Ltd. and VLG Investments '97.

5. In March 1998, we issued 7,731,960 shares of Series C preferred stock for an aggregate cash consideration of $15,000,008. These shares were issued to the following: Accel Internet/Strategic Technology Fund L.P., Accel Investors '97 L.P., Accel Keiretsu V L.P., Accel V L.P., Crosspoint Venture Partners LS 1997, Doll Technology Affiliates Fund, L.P., Doll Technology Investment Fund L.P., Doll Technology Side Fund, L.P., Ellmore C. Patterson Partners, Institutional Venture Management VII L.P., IVP Founders Fund I, LP, Institutional Venture Partners VII L.P., Mitsui & Co., Ltd., VantagePoint Advisors, LLC and VantagePoint Venture Partners 1996.

6. In June 1999, we issued 187,500 shares of Series C preferred stock to one investor, a family trust of which Andrew K. Ludwick, a director of Foundry, is a trustee, for an aggregate cash consideration of $1,000,000.

  The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Item 2 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Number Description
 ------ -----------
  1.1   Form of Underwriting Agreement.*
  3.1   Amended and Restated Certificate of Incorporation of Foundry Networks,
        Inc.
  3.2   Amended and Restated Certificate of Incorporation of Foundry Networks,
        Inc. (proposed).*
  3.3   Amended and Restated Bylaws of Foundry Networks, Inc.*
  3.4   Amended and Restated Bylaws of Foundry Networks, Inc. (proposed).*
  4.1   Specimen Stock Certificate.*
  4.2   Preferred Stock Purchase Warrant dated October 9, 1996.*
  4.3   Specimen Stock Certificate (proposed).
  5.1   Opinion of Venture Law Group regarding the legality of the common stock being registered.*

 Number Description
 ------ -----------
 10.1   1996 Stock Plan (amended July 8, 1999).*
 10.2   1999 Employee Stock Purchase Plan dated July 8, 1999.*
 10.3   1999 Directors' Stock Option Plan dated July 8, 1999.
 10.4   Form of Indemnification Agreement between Foundry Networks, Inc. and each of its Officers and Directors.*
 10.5   OEM Purchase Agreement dated January 6, 1999 between Foundry Networks,
        Inc. and Hewlett-Packard Company, Workgroup Networks Division.**
 10.6   Reseller Agreement dated July 1, 1997 between Foundry Networks, Inc.
        and Mitsui & Co., Ltd.**
 10.7   Common Stock Purchase Agreement and Assignment Agreement between
        StarRidge Networks, Inc. and Bobby R. Johnson, Jr. dated June 6, 1996.*
 10.8   Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated June 25, 1997, executed by Drusilla Demopoulos in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.9   Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated April 29, 1998, executed by Drusilla Demopoulos in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.10  Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated October 6, 1998, executed by Ken Cheng in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.11  Lease agreement dated October 16, 1996, between StarRidge Networks,
        Inc. and PaineWebber Qualified Plan Property Fund Four, L.P. for
        offices at 680 W. Maude Ave., Sunnyvale, CA 94086.*
 10.12  Sublease agreement dated March 15, 1999 between Foundry Networks, Inc.
        and Prolifix Medical, Inc. for offices at 680 W. Maude Ave., Sunnyvale,
        CA 94086.*
 23.1   Consent of Arthur Andersen, LLP, Independent Public Accountants.
 23.2   Consent of Counsel (included in Exhibit 5.1).*
 24.1   Power of Attorney.*
 27.1   Financial Data Schedule (EDGAR-filed version only).*
 99.1   Consent of Collaborative Research.*
 99.2   Consent of Dell'Oro Group.*
 99.3   Consent of Tolly Group.*
 99.4   Consent of Network World.*

--------
* Previously filed.
** Previously filed; confidential treatment requested as to certain portions of this exhibit.

  (b) Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts

  Other schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto.

Item 17. Undertakings

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California on September 1, 1999.

                                          FOUNDRY NETWORKS, INC.

                                                /s/ Timothy D. Heffner
                                          By: _________________________________
                                                     Timothy D. Heffner
                                                 Vice President, Finance &
                                               Administration,Chief Financial
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:


              Signature                          Title                   Date

      *Bobby R. Johnson, Jr.           President, Chief Executive  September 1, 1999
______________________________________  Officer and Chairman of
       (Bobby R. Johnson, Jr.)          the Board of Directors
                                        (Principal Executive
                                        Officer)

      /s/ Timothy D. Heffner           Vice President, Finance &   September 1, 1999
______________________________________  Administration, Chief
         (Timothy D. Heffner)           Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)

         *Seth D. Neiman               Director                    September 1, 1999
______________________________________
           (Seth D. Neiman)

        *Andrew K. Ludwick             Director                    September 1, 1999
______________________________________
         (Andrew K. Ludwick)

       /s/ Timothy D. Heffner
*By: _________________________________
          (Timothy D. Heffner)
            Attorney-In-Fact

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Stockholders of Foundry Networks, Inc.

  We have audited, in accordance with generally accepted auditing standards, the financial statements of Foundry Networks, Inc. included in this Registration Statement and have issued our report thereon dated July 28, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Jose, California
July 28, 1999

                             FOUNDRY NETWORKS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

             Column A               Column B   Column C   Column D   Column E
----------------------------------- --------- ---------- ---------- ----------
                                     Balance
                                       at     Charged to            Balance at
                                    Beginning Costs and               End of
            Description             of Period  Expenses  Deductions   Period
----------------------------------- --------- ---------- ---------- ----------
Period ended December 31, 1996:
Allowance for doubtful accounts.... $     --  $       --  $    --   $       --
Allowance for sales returns........       --          --       --           --
Reserve for excess and obsolete
 inventory.........................       --          --       --           --
Warranty accrual...................       --          --       --           --
Year ended December 31, 1997:
Allowance for doubtful accounts....       --      10,000       --       10,000
Allowance for sales returns........       --          --       --           --
Reserve for excess and obsolete
 inventory.........................       --     106,000       --      106,000
Warranty accrual...................       --      24,000       --       24,000
Year ended December 31, 1998:
Allowance for doubtful accounts....   10,000     389,000       --      399,000
Allowance for sales returns........       --          --       --           --
Reserve for excess and obsolete
 inventory.........................  106,000   1,012,000   47,000    1,071,000
Warranty accrual...................   24,000     331,000       --      355,000

                     Foundry Networks, Inc. Exhibits Index

 Number Description
 ------ -----------
  1.1   Form of Underwriting Agreement.*
  3.1   Amended and Restated Certificate of Incorporation of Foundry Networks,
        Inc.
  3.2   Amended and Restated Certificate of Incorporation of Foundry Networks,
        Inc. (proposed).*
  3.3   Amended and Restated Bylaws of Foundry Networks, Inc.*
  3.4   Amended and Restated Bylaws of Foundry Networks, Inc. (proposed).*
  4.1   Specimen Stock Certificate.*
  4.2   Preferred Stock Purchase Warrant dated October 9, 1996.*
  4.3   Specimen Stock Certificate (proposed).
  5.1   Opinion of Venture Law Group regarding the legality of the common stock being registered.*
 10.1   1996 Stock Plan (amended July 8, 1999).*
 10.2   1999 Employee Stock Purchase Plan dated July 8, 1999.*
 10.3   1999 Directors' Stock Option Plan dated July 8, 1999.
 10.4   Form of Indemnification Agreement between Foundry Networks, Inc. and each of its Officers and Directors.*
 10.5   OEM Purchase Agreement dated January 6, 1999 between Foundry Networks,
        Inc. and Hewlett-Packard Company, Workgroup Networks Division.**
 10.6   Reseller Agreement dated July 1, 1997 between Foundry Networks, Inc.
        and Mitsui & Co., Ltd.**
 10.7   Common Stock Purchase Agreement and Assignment Agreement between
        StarRidge Networks, Inc. and Bobby R. Johnson, Jr. dated June 6, 1996.*
 10.8   Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated June 25, 1997, executed by Drusilla Demopoulos in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.9   Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated April 29, 1998, executed by Drusilla Demopoulos in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.10  Promissory Note, Pledge and Security Agreement and Assignment Separate
        from Certificate dated October 6, 1998, executed by Ken Cheng in connection with a loan from Foundry Networks, Inc. in connection with the exercise of options to purchase common stock.*
 10.11  Lease agreement dated October 16, 1996, between StarRidge Networks,
        Inc. and PaineWebber Qualified Plan Property Fund Four, L.P. for
        offices at 680 W. Maude Ave., Sunnyvale, CA 94086.*
 10.12  Sublease agreement dated March 15, 1999 between Foundry Networks, Inc.
        and Prolifix Medical, Inc. for offices at 680 W. Maude Ave., Sunnyvale,
        CA 94086.*
 23.1   Consent of Arthur Andersen, LLP, Independent Public Accountants.
 23.2   Consent of Counsel (included in Exhibit 5.1).*
 24.1   Power of Attorney.*
 27.1   Financial Data Schedule (EDGAR-filed version only).*
 99.1   Consent of Collaborative Research.*
 99.2   Consent of Dell'Oro Group.*
 99.3   Consent of Tolly Group.*
 99.4   Consent of Network World.*

--------
* Previously filed.
** Previously filed; confidential treatment requested as to certain portions of this exhibit.